                   Filed by Adaptive Broadband Corporation
            Pursuant to Rule 425 under the Securities Act of 1933
                  and deemed filed pursuant to Rule 14a-12
                   of the Securities Exchange Act of 1934
               Subject Company: Adaptive Broadband Corporation
                         Commission File No. 0-07428

--------------------------------------------------------------------------------




                          AGREEMENT AND PLAN OF MERGER


                          DATED AS OF NOVEMBER 12, 2000


                                      AMONG


                         ADAPTIVE BROADBAND CORPORATION,


                          WESTERN MULTIPLEX CORPORATION


                                       AND


                               WA MERGER SUB, INC.




--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                                          Page

ARTICLE I THE MERGER; CERTAIN RELATED MATTERS................................................2

         1.1      The Merger.................................................................2
                  ----------
         1.2      Closing....................................................................2
                  -------
         1.3      Effective Time.............................................................3
                  --------------
         1.4      Effects of the Merger......................................................3
                  ---------------------
         1.5      Charter and Bylaws.........................................................3
                  ------------------
         1.6      Officers and Directors.....................................................3
                  ----------------------
         1.7      Effect on Common Stock.....................................................4
                  ----------------------
         1.8      Treatment of Stock Options and Other Equity-Based Awards...................4
                  --------------------------------------------------------
         1.9      Certain Adjustments........................................................5
                  -------------------

ARTICLE II EXCHANGE OF CERTIFICATES..........................................................5

         2.1      Exchange Fund..............................................................5
                  -------------
         2.2      Exchange Procedures........................................................6
                  -------------------
         2.3      Distributions with Respect to Unexchanged Shares...........................6
                  ------------------------------------------------
         2.4      No Further Ownership Rights in Adaptive Common Stock.......................7
                  ----------------------------------------------------
         2.5      No Fractional Shares of Western Common Stock...............................7
                  --------------------------------------------
         2.6      Termination of Exchange Fund...............................................7
                  ----------------------------
         2.7      No Liability...............................................................7
                  ------------
         2.8      Investment of the Exchange Fund............................................8
                  -------------------------------
         2.9      Lost Certificates..........................................................8
                  -----------------
         2.10     Withholding Rights.........................................................8
                  ------------------
         2.11     Further Assurances.........................................................8
                  ------------------
         2.12     Stock Transfer Books.......................................................8
                  --------------------

ARTICLE III REPRESENTATIONS AND WARRANTIES...................................................9

         3.1      Representations and Warranties of Western and Merger Sub...................9
                  --------------------------------------------------------
         3.2      Representations and Warranties of Adaptive................................19
                  ------------------------------------------

ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS........................................30

         4.1      Covenants of Western......................................................30
                  --------------------
         4.2      Covenants of Adaptive.....................................................33
                  ---------------------
         4.3      Governmental Filings......................................................37
                  --------------------

ARTICLE V ADDITIONAL AGREEMENTS.............................................................37

         5.1      Preparation of Proxy Statement; Stockholders Meetings.....................37
                  -----------------------------------------------------
         5.2      Access to Information.....................................................39
                  ---------------------

         5.3      Reasonable Best Efforts...................................................40
                  -----------------------
         5.4      Non-Solicitation..........................................................41
                  ----------------
         5.5      Fees and Expenses.........................................................44
                  -----------------
         5.6      Directors' and Officers' Indemnification and Insurance....................44
                  ------------------------------------------------------
         5.7      Board of Directors and Officers...........................................45
                  -------------------------------
         5.8      Public Announcements......................................................45
                  --------------------
         5.9      Accountant's Letters......................................................45
                  --------------------
         5.10     Listing of Shares of Western Common Stock.................................45
                  -----------------------------------------
         5.11     Affiliates................................................................46
                  ----------
         5.12     Benefits Maintenance......................................................46
                  --------------------
         5.13     Agreement to Consult on Certain Matters...................................46
                  ---------------------------------------
         5.14     Adaptive Rights Agreement.................................................46
                  -------------------------

ARTICLE VI CONDITIONS PRECEDENT.............................................................47

         6.1      Conditions to Each Party's Obligation to Effect Merger....................47
                  ------------------------------------------------------
         6.2      Additional Conditions to Obligations of Western...........................47
                  -----------------------------------------------
         6.3      Additional Conditions to Obligations of Adaptive..........................48
                  ------------------------------------------------

ARTICLE VII TERMINATION AND AMENDMENT.......................................................49

         7.1      Termination...............................................................49
                  -----------
         7.2      Effect of Termination.....................................................50
                  ---------------------
         7.3      Amendment.................................................................52
                  ---------
         7.4      Extension; Waiver.........................................................53
                  -----------------

ARTICLE VIII GENERAL PROVISIONS.............................................................53

         8.1      Non-Survival of Representations, Warranties and Agreements................53
                  ----------------------------------------------------------
         8.2      Notices...................................................................53
                  -------
         8.3      Interpretation............................................................54
                  --------------
         8.4      Counterparts..............................................................54
                  ------------
         8.6      Governing Law.............................................................55
                  -------------
         8.7      Severability..............................................................55
                  ------------
         8.8      Assignment................................................................55
                  ----------
         8.9      Submission to Jurisdiction; Waivers.......................................55
                  -----------------------------------
         8.10     Enforcement...............................................................56
                  -----------
         8.11     Definitions...............................................................56
                  -----------

                                LIST OF EXHIBITS


Exhibit                             Title
-------                             -----

Exhibit A                  Adaptive Stock Option Agreement
Exhibit B                  Western Stock Option Agreement
Exhibit C                  Form of Voting Agreement of WMC Holding
Exhibit 6.2(c)(1)          Form of Representations Letter of Western
Exhibit 6.2(c)(2)          Form of Representations Letter of Adaptive

     AGREEMENT AND PLAN OF MERGER, dated as of November 12, 2000 (this "Agreement"), among Adaptive Broadband Corporation, a Delaware corporation
 ---------
("Adaptive"), Western Multiplex Corporation, a Delaware corporation ("Western"),
  --------                                                            -------
and WA Merger Sub, Inc., a Delaware corporation ("Merger Sub").
                                                  ----------
                                    RECITALS
                                    --------

     Merger Sub is a wholly owned direct subsidiary of Western that was organized by Western solely as a vehicle to effect the Merger (as defined below) and has engaged in no other business activities and has conducted its business activities and operations only as contemplated hereby;

     The Boards of Directors of Adaptive, Western and Merger Sub deem it advisable and in the best interests of each corporation and its respective stockholders that Merger Sub merge into Adaptive, upon the terms and subject to the conditions of this Agreement;

     Approval of the Merger and this Agreement requires a vote for (x) adoption of this Agreement by the holders of shares of Common Stock, par value $.10 per share, of Adaptive (the "Adaptive Common Stock") at a meeting at which a quorum
                         ---------------------
is present, in the manner specified in the certificate of incorporation of Adaptive and otherwise in accordance with the law of the State of Delaware (the "Adaptive Stockholder Approval"), and (y) the approval of the issuance of Class
 -----------------------------
A Common Stock, par value $0.01 per share, of Western (the "Western Common
                                                            --------------
Stock") pursuant to this Agreement, by the holders of a majority of the shares
-----
of Western Common Stock entitled to vote thereon represented, in person or by proxy, at a meeting at which a quorum is present, in accordance with the rules of the NASDAQ Stock Market (the "Western Stockholder Approval");
                                 ----------------------------

     In furtherance thereof, the Board of Directors of each of Adaptive, Western and Merger Sub have approved the Merger, upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each share of Adaptive Common Stock will be converted into the right to receive the Merger Consideration (as defined below);

     As a condition and inducement to Western's willingness to enter into this Agreement and the Western Stock Option Agreement referred to below, Western and Adaptive are entering into a Stock Option Agreement dated as of the date hereof in the form of Exhibit A (the "Adaptive Stock Option Agreement") pursuant to
                               -------------------------------
which Adaptive is granting to Western an option to purchase shares of Adaptive Common Stock;

     As a condition and inducement to Adaptive's willingness to enter into this Agreement and the Adaptive Stock Option Agreement, Western and Adaptive are entering into a Stock Option Agreement dated as of the date hereof in the form of Exhibit B (the "Western Stock Option Agreement" and, together with the
                   ------------------------------
Adaptive Stock Option Agreement, the "Stock Option Agreements"), pursuant to
                                      -----------------------
which Western is granting to Adaptive an option to purchase shares of Western Common Stock;

     As a condition and inducement to Adaptive's willingness to enter into this Agreement, WMC Holding LLC ("WMC Holding"), the owner of a majority of the
                             -----------
Western Common Stock as of the date of this Agreement, is entering into an agreement dated as of the date hereof substantially in the form of Exhibit C (the "WMC Holding Voting
                                                         ------------------
Agreement") pursuant to which WMC Holding has agreed, among other things, to
---------
vote all shares of Western Common Stock owned or acquired by it in favor of the adoption of this Agreement and the transactions contemplated hereby;

     Certain key employees of Adaptive and Western have entered into agreements with respect to their employment in connection with this Agreement, effective as of the Effective Time; and

     For federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and this Agreement will
                                                ----
constitute a "plan of reorganization" for purposes of Section 368 of the Code.

                                   AGREEMENT
                                   ---------

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby and thereby, the parties hereto agree as follows:

                                   ARTICLE I
                       THE MERGER; CERTAIN RELATED MATTERS

     1.1 The Merger.
         ----------

         Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), at the Effective Time:
 ----
         (a) The Surviving Corporation. Upon the terms and subject to the
             -------------------------
conditions of this Agreement, Merger Sub shall merge with and into Adaptive (the "Merger"), the separate existence of Merger Sub shall cease and Adaptive
 ------
(sometimes hereinafter referred to as the "Surviving Corporation") shall survive
                                           ---------------------
the Merger. The name of the Surviving Corporation shall be "Adaptive Broadband Corporation". The Surviving Corporation shall continue to be governed by the laws of the State of Delaware, and the separate corporate existence of the Surviving Corporation with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

     1.2 Closing.
         -------

         Upon the terms and subject to the conditions set forth in Article VI and the termination rights set forth in Article VII, the closing of the Merger (the "Closing") will take place on the third Business Day after the satisfaction
      -------
or waiver (subject to applicable law) of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date (as defined below)) set forth in Article VI, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual time and date of the Closing being referred to herein as the "Closing Date"). The
                           ------------

Closing shall be held at the offices of Simpson Thacher & Bartlett, 3330 Hillview Avenue, Palo Alto, CA 94304, unless another place is agreed to in writing by the parties hereto.

     1.3 Effective Time.
         --------------

         As soon as practicable following the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VI, at the Closing the parties shall file a certificate of merger (the "Certificate of Merger") with
                                                 ---------------------
the Secretary of State of the State of Delaware in such form as is required by and executed and acknowledged in accordance with the relevant provisions of the DGCL and make all other filings or recordings required under the DGCL. The Merger shall become effective at (i) the date and time the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or (ii) such subsequent time as Western, Merger Sub and Adaptive shall agree and as shall be specified in the Certificate of Merger (such time as the Merger becomes effective being the "Effective Time").
                     --------------
     1.4 Effects of the Merger.
         ---------------------

         At and after the Effective Time, the Merger will have the effects set forth in the applicable provisions of the DGCL.

     1.5 Charter and Bylaws.
         ------------------

         (a) Certificate of Incorporation. At the Effective Time, and without
             ----------------------------
any further action on the part of Western or Merger Sub, the certificate of incorporation of Adaptive, as amended and restated prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

         (b) Bylaws. At the Effective Time, and without any further action on
             ------
the part of Western or Merger Sub, the bylaws of Merger Sub as in effect at the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     1.6 Officers and Directors.
         ----------------------

         The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be, except that Daniel Scharre and Donna Birks shall be President and Chief Operating Officer and Chief Financial Officer, respectively, of Western. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     1.7 Effect on Common Stock.
         ----------------------

         As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Adaptive Common Stock or of any shares of Merger Sub Common Stock (as defined below):

         (a) Common Stock of Merger Sub. Each issued and outstanding share of
             --------------------------
common stock, par value $0.01 per share, of Merger Sub (the "Merger Sub Common
                                                             -----------------
Stock") shall, by virtue of the Merger, be converted into one share of common
-----
stock, par value $0.10 per share, of the Surviving Corporation.

         (b) Cancellation of Merger Sub-Owned Adaptive Common Stock. Each share
             ------------------------------------------------------
of Adaptive Common Stock that is owned by Western or Merger Sub shall automatically be canceled and retired and shall cease to exist, and no cash, Western Common Stock or other consideration shall be delivered or deliverable in exchange therefore.

         (c) Conversion of Adaptive Common Stock. Subject to Section 2.5, each
             -----------------------------------
issued and outstanding share of Adaptive Common Stock (other than shares canceled pursuant to Section 1.7(b)), shall be converted into the right to receive a number of shares of Western Common Stock equal to the Exchange Ratio. The "Exchange Ratio" means 1.345. The amount of Western Common Stock into which
     --------------
each such share of Adaptive Common Stock (plus cash in lieu of a fractional share) is converted is referred to herein as the "Merger Consideration".
                                                  --------------------

         (d) Cancellation and Retirement of Adaptive Common Stock. As a result
             ----------------------------------------------------
of the Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of Adaptive Common Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Adaptive Common Stock (such certificate or other evidence of ownership, a "Certificate") shall thereafter cease to have any
                          -----------
rights with respect to such shares of Adaptive Common Stock, except the right (subject to Section 1.7(c)) to receive the applicable Merger Consideration (and cash in lieu of fractional shares of Western Common Stock) to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with
Article II.

     1.8 Treatment of Stock Options and Other Equity-Based Awards.
         --------------------------------------------------------

Each outstanding option to purchase Adaptive Common Stock (a "Adaptive Common
                                                              ---------------
Stock Option") granted prior to the Effective Time and which remains outstanding
------------
immediately prior to the Effective Time shall cease to represent a right to acquire shares of Adaptive Common Stock and shall be converted (each, as so converted, a "Adaptive Converted Option"), at the Effective Time, into an option
              -------------------------
to acquire, on the same terms and conditions as were applicable under the Adaptive Common Stock Option, that number of shares of Western Common Stock determined by multiplying the number of shares of Adaptive Common Stock subject to such Adaptive Common Stock Option by the Adaptive Exchange Ratio, rounded down, if necessary, to the nearest whole share of Western Common Stock, at a price per share (rounded up to the nearest one-hundredth of a cent) equal to the per share exercise price specified in such Adaptive Common Stock Option divided by the Exchange Ratio; provided, however, that in the case of
                       --------  -------
any Adaptive Common Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the option price, the number of shares subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code. The terms, exercisability, vesting schedule and other provisions of such Adaptive Common Stock Options shall otherwise remain unchanged. Western shall file with the Securities and Exchange Commission, within fifteen (15) days after the Effective Time, a Registration Statement on Form S-8 relating to the shares of Western Common Stock issuable with respect to the Adaptive Common Stock Options assumed by Western in accordance with this
Section 1.8. In addition to the foregoing, Adaptive shall take all actions necessary to provide that, with respect to its Supplemental Executive Deferred Compensation Plan and its Phantom Stock Plan thereunder, all common and phantom stock accounts shall be converted into common and phantom stock accounts, as applicable, relating to shares of Western Common Stock and all such stock accounts, when and to the extent payable in stock, shall be paid in shares of Western Common Stock.

     1.9 Certain Adjustments.
         -------------------

         If, between the date of this Agreement and the Effective Time (and as permitted by Sections 4.1 and 4.2), the outstanding shares of Western Common Stock or the outstanding shares of Adaptive Common Stock shall have been increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split, reverse stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger Consideration (as defined in Section 1.7(c)) shall be appropriately adjusted to provide to the holders of Adaptive Common Stock, Adaptive Common Stock Options and Western Common Stock the same economic effect as contemplated by this Agreement prior to such event.

                                   ARTICLE II
                            EXCHANGE OF CERTIFICATES

     2.1 Exchange Fund.
         -------------

         Prior to the Effective Time, Western shall appoint a commercial bank or trust company reasonably acceptable to Adaptive, or a subsidiary thereof, to act as exchange agent hereunder for the purpose of exchanging Certificates for the applicable Merger Consideration (the "Exchange Agent"). At or prior to the
                                      --------------
Effective Time, Western shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Adaptive Common Stock, certificates representing the shares of Western Common Stock issuable pursuant to Section 1.7 in exchange for Certificates. Western agrees to make available to the Exchange Agent from time to time, as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.5 and any dividends and other distributions pursuant to Section 2.3. Any cash and certificates representing Western Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the "Exchange Fund".
 -------------

     2.2 Exchange Procedures.
         -------------------

         Promptly after the Effective Time, Western shall cause the Exchange Agent to mail to each holder of a Certificate (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Adaptive may reasonably specify (such letter to be reasonably acceptable to Adaptive prior to the Effective Time) and (ii) instructions for effecting the surrender of such Certificates in exchange for the applicable Merger Consideration, together with any dividends and other distributions with respect thereto and any cash in lieu of fractional shares. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefore (A) one or more shares of Western Common Stock representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section
1.7 (after taking into account all shares of Adaptive Common Stock then held by such holder) and (B) a check in the amount equal to the cash that such holder has the right to receive pursuant to the provisions of this Article II, including cash in lieu of any fractional shares of Western Common Stock pursuant to Section 2.5 and dividends and other distributions pursuant to Section 2.3. No interest will be paid or will accrue on any cash payable pursuant to Section 2.3 or Section 2.5. In the event of a transfer of ownership of Adaptive Common Stock that is not registered in the transfer records of Adaptive a certificate evidencing, in the aggregate, the proper number of shares of Western Common Stock, a check in the proper amount of cash in lieu of any fractional shares of Western Common Stock pursuant to Section 2.5 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3, may be issued with respect to such Adaptive Common Stock to such a transferee if the Certificate representing such shares of Adaptive Common Stock is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

     2.3 Distributions with Respect to Unexchanged Shares.
         ------------------------------------------------

         No dividends or other distributions with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Western Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Western Common Stock shall be paid to any such holder pursuant to Section 2.5 until such holder shall surrender such Certificate in accordance with Section 2.2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder thereof without interest, (a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of Western Common Stock to which such holder is entitled pursuant to Section 2.5 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Western Common Stock, and
(b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such shares of Western Common Stock.

     2.4 No Further Ownership Rights in Adaptive Common Stock.
         ----------------------------------------------------

         All shares of Western Common Stock issued and cash paid upon conversion of shares of Adaptive Common Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Sections 2.3 or 2.5) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Adaptive Common Stock.

     2.5 No Fractional Shares of Western Common Stock.
         --------------------------------------------

         (a) No certificates or scrip or shares of Western Common Stock representing fractional shares of Western Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Western or a holder of shares of Western Common Stock.

         (b) Notwithstanding any other provision of this Agreement, each holder of shares of Adaptive Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Western Common Stock (determined after aggregating all fractional shares of Western Common Stock to such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Western Common Stock multiplied by (ii) the closing price for a share of Western Common Stock as reported on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") on the first trading day following the date on which
                   ------
the Effective Time occurs. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Western, and Western shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

     2.6 Termination of Exchange Fund.
         ----------------------------

         Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time shall, at Western's request, be delivered to Western or otherwise on the instruction of Western, and any holders of the Certificates who have not theretofore complied with this Article II shall after such delivery look only to Western for the Merger Consideration with respect to the shares of Adaptive Common Stock formerly represented thereby to which such holders are entitled pursuant to Sections 1.7 and 2.2, any cash in lieu of fractional shares of Western Common Stock to which such holders are entitled pursuant to Section 2.5 and any dividends or distributions with respect to shares of Western Common Stock to which such holders are entitled pursuant to Section 2.3. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of Adaptive Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity (as defined in Section 3.1(c)(iii)) shall, to the extent permitted by law, become the property of Western free and clear of any claims or interest of any Person previously entitled thereto.

     2.7 No Liability.
         ------------

         To the fullest extent permitted by law, none of Western, Merger Sub, Adaptive, Western Majority Shareholder or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     2.8 Investment of the Exchange Fund.
         -------------------------------

         The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Western on a daily basis; provided that no such investment or
                                         --------
loss thereon shall affect the amounts payable to Adaptive stockholders pursuant to Article I and the other provisions of this Article II. Any interest and other income resulting from such investments shall promptly be paid to Western.

     2.9 Lost Certificates.
         -----------------

         If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Western, the posting by such Person of a bond in such reasonable amount as Western may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Adaptive Common Stock formerly represented thereby, any cash in lieu of fractional shares of Western Common Stock, and unpaid dividends and distributions on shares of Western Common Stock deliverable in respect thereof, pursuant to this Agreement.

     2.10 Withholding Rights.
          ------------------

          Western shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Adaptive Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Western, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Adaptive Common Stock in respect of which such deduction and withholding was made by Western.

     2.11 Further Assurances.
          ------------------

          At and after the Effective Time, the officers and directors of Western will be authorized to execute and deliver, in the name and on behalf of Merger Sub or Adaptive, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Merger Sub or Adaptive, any other actions and things to vest, perfect or confirm of record or otherwise in Western any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Western as a result of, or in connection with, the Merger.

     2.12 Stock Transfer Books.
          --------------------

          The stock transfer books of Adaptive shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Adaptive Common Stock thereafter on the records of Adaptive. On or after the Effective Time, any Certificates presented to the Exchange Agent or Western for any reason shall be exchanged for the applicable Merger Consideration with respect to the shares of Adaptive Common Stock formerly represented thereby (including any cash in lieu of fractional shares of Western Common Stock to which the holders thereof are entitled pursuant to Section 2.5 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3).

                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES

     3.1 Representations and Warranties of Western and Merger Sub.
         --------------------------------------------------------

         Except as disclosed in the Western Filed SEC Reports (as defined in
Section 3.1(d)(ii)) or as set forth in the Western Disclosure Schedule delivered by Western to Adaptive prior to the execution of this Agreement (the "Western
                                                                      -------
Disclosure Schedule"), Western and Merger Sub jointly and severally represent
-------------------
and warrant to Adaptive as follows:

         (a) Organization, Standing and Power; Subsidiaries.
             ----------------------------------------------

         (i) Western and each of its Subsidiaries (as defined in Section 8.11), including Merger Sub, is a corporation or other organization duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure so to qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western or Merger Sub. The copies of the certificate of incorporation and bylaws of Western and Merger Sub that were previously furnished or made available to Adaptive are true, complete and correct copies of such documents as in effect on the date of this Agreement.

         (ii) Western has no Subsidiaries that as of the date of this Agreement are Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the Securities and Exchange Commission (the "SEC")). All the outstanding shares of
                                         ---
capital stock of, or other equity interests in, each such Significant Subsidiary have been duly authorized, validly issued and are fully paid and nonassessable and are, except as set forth in such Registration Statement, owned directly or indirectly by Western, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively "Liens") and free of any other restriction (including any
               -----
restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws.

         (b) Capital Structure.
             -----------------

             (i) As of October 31, 2000, the authorized capital stock of Western consists of (A) 200,000,000 shares of Western Common Stock, of which (v) 55,564,419 shares were issued and outstanding, (w) 42,000,000 shares were held in treasury, (x) 12,137,728 shares were reserved for future issuance pursuant to outstanding stock options and reserved for future grant under stock option plans, (y) 1,000,000 shares were reserved for issuance pursuant to an employee stock purchase plan; (B) 100,000,000 shares of Western Class B Common Stock, par value $0.01 per share, of which no shares were issued and outstanding and (C) 25,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding. From October 31, 2000 to the date of this Agreement, there have been no issuances of shares of the capital stock of Western or any other securities of Western other than issuances of shares pursuant to options or rights outstanding as of October 31, 2000. Except as described in this Section 3.1(b) and except as set forth in Section 3.1(b) of the Western Disclosure Schedule, as of the date of this Agreement, no shares of capital stock of Western are reserved for any purpose. All issued and outstanding shares of capital stock of Western are duly authorized, validly issued, fully paid and nonassessable, and have not been issued in violation of (nor are any of the authorized shares of capital stock of Western subject to) any preemptive or similar rights created by statute, the certificate of incorporation or bylaws of Western, or any agreement to which Western is a party or bound.

         (ii) No bonds, debentures, notes or other indebtedness of Western having the right to vote on any matters on which holders of capital stock of Western may vote are issued or outstanding.

         (iii) Except as set forth in this Section 3.1(b) and except as set forth in Section 3.1(b) of the Western Disclosure Schedule, as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Western or any of its Significant Subsidiaries is a party relating to the issued or unissued capital stock of Western or any of its Significant Subsidiaries or obligating Western or any of its Significant Subsidiaries to grant, issue or sell any shares of the capital stock of Western or any of its Significant Subsidiaries, by sale, lease, license or otherwise. As of the date of this Agreement, there are no obligations, contingent or otherwise, of Western or any of its Significant Subsidiaries to repurchase, redeem or otherwise acquire any shares of Western Common Stock or other capital stock of Western or any of its Significant Subsidiaries. Section 3.1(b)(iii) of the Western Disclosure Schedule sets forth a complete and correct list, as of October 31, 2000, of the number of shares of Western Common Stock subject to Western Stock Options and the exercise price of the outstanding Western Stock Options referenced therein.

         (iv) Shareholders of Western Common Stock have the right to vote on all matters put forth to the shareholders of Western.

         (v) The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock. As of the date of this Agreement, 100 shares of Merger Sub Common Stock were issued and outstanding and held by Western, all of which are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Merger Sub's certificate of incorporation or bylaws or any agreement to which Merger Sub is a party or is bound.

         (vi) The shares of Western Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Western's certificate of incorporation or bylaws or any agreement to which Western is a party or is bound.

         (c)     Authority; No Conflicts.
                 -----------------------

         (i) Western and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the Western Stockholder Approval. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Western and Merger Sub and no other corporate proceedings on the part of Western or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject in the case of the shares of Western common stock to be issued upon consummation of the Merger, to the Western Stockholder Approval. This Agreement has been duly executed and delivered by Western and Merger Sub and constitutes a valid and binding agreement of Western and Merger Sub, enforceable against each of Western and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Western has all requisite corporate power and authority to enter into the Stock Option Agreements and to consummate the transactions contemplated thereby. The execution and delivery of the Stock Option Agreements and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Western and no other corporate proceedings on the part of Western are necessary to authorize the execution and delivery of the Stock Option Agreements or to consummate the transactions contemplated thereby. The Stock Option Agreements have been duly executed and delivered by Western and each constitutes a valid and binding agreement of Western, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         (ii) The execution and delivery of this Agreement by Western and Merger Sub and the Stock Option Agreements by Western do not, and the consummation by Western and Merger Sub of the Merger and the other transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result by its terms in the termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a Lien, charge, "put" or "call" right or other encumbrance on, or the loss of, any assets, including Intellectual Property (any such conflict, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, a "Violation") pursuant to: (A) any provision of the certificate of incorporation
 ---------
or bylaws or similar organizational document of Western, Merger Sub or any Significant Subsidiary of Western, or (B) except as (1) individually or in the aggregate, would not reasonably be expected to have a Material Adverse

Effect on Western or Merger Sub or (2) would not prevent or materially delay the consummation of the Merger, subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, and except with respect to employee stock options and other awards, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Western, Merger Sub or any Subsidiary of Western or their respective properties or assets.

         (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a "Governmental Entity") or
                                                       -------------------
any other Person, is required by or with respect to Western, Merger Sub or any Subsidiary of Western in connection with the execution and delivery of this Agreement by Western or Merger Sub and the Stock Option Agreements by Western, as applicable, or the consummation by Western and Merger Sub of the Merger and the other transactions contemplated hereby and thereby, except for those required under or in relation to (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (B) state securities or
                                           -------
"blue sky" laws (the "Blue Sky Laws"), (C) the Securities Act of 1933, as
                      -------------
amended (the "Securities Act"), (D) the Securities Exchange Act of 1934, as
              --------------
amended (the "Exchange Act"), (E) the DGCL with respect to the filing of the
              ------------
Certificate of Merger, (F) the rules and regulations of the NASDAQ, (G) antitrust or other competition laws of other jurisdictions and (H) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (G) are hereinafter referred to as "Necessary Consents".
                                                        ------------------

         (d) Reports and Financial Statements of Western.
             -------------------------------------------

         (i) Western has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since August 1, 2000 (collectively, the "Western
                                                                        -------
SEC Reports"). No Subsidiary of Western is required to file any form, report,
-----------
registration statement, prospectus or other document with the SEC. None of the Western SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included or incorporated by reference in the Western SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Western and its consolidated Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with United States generally accepted accounting principles ("GAAP") consistently applied during
                                           ----
the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements of Western, to the absence of notes and normal year-end adjustments that have not been and are not expected to be material in amount. All of such Western SEC Reports, as of their respective dates (and as of the date of any amendment to the respective Western SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

         (ii) Except as disclosed in the Western SEC Reports filed and publicly available prior to the date hereof (the "Western Filed SEC Reports")
                                                  -------------------------
and except as set forth in Section 3.1(d)(ii) of the Western Disclosure Schedule, Western and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of Western and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business, (B) liabilities incurred in accordance with Section 4.1, (C) liabilities for Taxes (as defined in Section 8.11(k) or (D) liabilities that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western.

         (e)     Information Supplied.
                 --------------------

         (i) None of the information supplied or to be supplied by Western for inclusion or incorporation by reference in (A) the Form S-4 (as defined in Section 5.1) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (B) the Joint Proxy Statement/Prospectus (as defined in Section 5.1) will, on the date it is first mailed to Adaptive stockholders or Western stockholders or at the time of the Adaptive Stockholders Meeting or the Western Stockholders Meeting (each as defined in Section 5.1), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

         (ii) Notwithstanding the foregoing provisions of this Section 3.1(e), no representation or warranty is made by Western with respect to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus based on information supplied by Adaptive for inclusion or incorporation by reference therein.

         (f)     Board Approvals.
                 --------------

         (i)     Western Board Approval. The Board of Directors of Western, by
                 ----------------------
resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way (the "Western Board Approval"), has duly (A) determined that this Agreement and the
 ----------------------
Merger and the Western Stock Option Agreement are fair to and in the best interests of Western and its stockholders and declared this Agreement and the Merger to be advisable, (B) approved this Agreement, the Western Stock Option Agreement, the WMC Holding Voting Agreement and the Merger and the consummation of the transactions contemplated hereby and (C) declared it advisable that the stockholders of Western approve the issuance of Western Common Stock pursuant to this Agreement and directed that such matter be submitted for consideration by Western's stockholders at the Western Stockholders Meeting. The Western Board Approval constitutes approval of this Agreement, the Western Stock Option Agreement, the WMC Holding Voting Agreement and the Merger for purposes of
Section 203 of the DGCL. To the knowledge of Western, except for Section 203 of the DGCL (the prohibitions on "business combinations" of which have been rendered inapplicable by the approval described in clause (B) above), no state takeover statute is applicable to this Agreement, the Western Stock Option Agreement, the WMC Holding Voting Agreement or the Merger or the other transactions contemplated hereby.

         (ii)    Merger Sub Board Approvals. The Board of Directors of Merger
                 --------------------------
Sub, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way (the "Merger Sub Board Approval"), has duly (A)? determined that this Agreement and
 -------------------------
the Merger are fair to and in the best interests of Merger Sub and its stockholders and declared the Agreement and the Merger to be advisable, and??
(B)? approved this Agreement and the Merger by the approval described in clause
(C) above. The Merger Sub Board Approval constitutes approval of this Agreement and the Merger for purposes of Section 203 of the DGCL. To the knowledge of Merger Sub, no state takeover statute is applicable to this Agreement or the Merger or the other transactions contemplated hereby.

         (g)     Votes Required. The Western Stockholder Approval as required by
                 --------------
the rules of the NASDAQ is the only vote of the holders of any class or series of Western capital stock necessary to approve or adopt this Agreement and the Merger and to consummate the Merger and the other transactions contemplated hereby. The vote of Western is the only vote of the holders of any class or series of Merger Sub capital stock necessary to approve or adopt this Agreement and the Merger and to consummate the Merger and the other transactions contemplated hereby.

         (h)     Litigation; Compliance with Laws.
                 --------------------------------

         (i) There are no suits, actions, judgments or proceedings (collectively, "Actions") pending or, to the knowledge of Western, threatened,
                -------
against or affecting Western or any Subsidiary of Western or any property or asset of Western or any Subsidiary of Western which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Western, nor are there any judgments, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator outstanding against Western or any Subsidiary of Western which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Western.

         (ii) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western, Western and its Subsidiaries hold all permits, licenses, franchises, variances, exemptions, orders and approvals of all Governmental Entities which are necessary for the operation of the businesses as now being conducted of Western and its Subsidiaries, taken as a whole (the "Western Permits"), and no suspension or
                                     ---------------
cancellation of any of the Western Permits is pending or, to the knowledge of Western, threatened. Western and its Subsidiaries are in compliance with the terms of the Western Permits, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western. Neither Western nor its Subsidiaries is in violation of, and Western and its Subsidiaries have not received any notices of violations with respect to, any laws, statutes, ordinances, rules or regulations of any Governmental Entity, except for violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western.

     (i)  Absence of Certain Changes or Events. Except for liabilities
          ------------------------------------
permitted to be incurred in accordance with this Agreement or the transactions contemplated hereby, since December 31, 1999, Western and its Subsidiaries (including Merger Sub) have conducted their business only in the ordinary course and in a manner consistent with past practice and, since June 30, 2000, there have not been any changes, circumstances or events which, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect on Western.

     (j)  Intellectual Property. Section 3.1(j) of the Western Disclosure
          ---------------------
Schedule sets forth, with respect to the Intellectual Property (as defined below) owned, held or used by Western or its Subsidiaries ("Western IP"), all
                                                            ----------
patents, registrations and applications relating thereto, all material unregistered Western IP and each and every material license, sublicense, consent-to-use agreement and other agreement concerning Western IP to which Western and/or any of its Subsidiaries is a party ("Western IP Licenses").
                                                    -------------------
Except as disclosed in Section 3.1(j) of the Western Disclosure Schedule, (i) Western and/or any of its Subsidiaries owns or has the right to use all the material Intellectual Property necessary or desirable for Western and its subsidiaries to conduct their business as is currently conducted and consistent with past practice; (ii) all of the Western IP is valid, enforceable and unexpired, is free of Liens, and has not been abandoned; (iii) to Western's knowledge, the Western IP does not infringe or otherwise impair the Intellectual Property of any third party and is not being infringed or impaired by any third party; (iv) no action, suit, proceeding, arbitration, judgment, decree, settlement, injunction, rule or order is pending or has been rendered or, to the best knowledge of Western, is threatened by any Governmental Entity which would limit, cancel or question the validity, enforceability, ownership or use of any Western IP; (v) Western takes all reasonable steps to protect, maintain and safeguard the Western IP, including executing all appropriate confidentiality agreements, and has made all filings and executed all agreements necessary or desirable in connection therewith; (vi) no party to a Western IP License is, or is alleged to be, in breach or default thereunder; (vii) the transactions contemplated by this Agreement shall in no way impair or limit the rights of Western or any of its subsidiaries under any Western IP License, or cause any payments to be due thereunder. For the purposes of this Agreement, "Intellectual
                                                                    ------------
Property" shall mean all U.S., state and foreign intellectual property,
--------
including without limitation all (i) (a) inventions, discoveries, processes, designs, techniques, developments, technology, and related improvements and know-how, whether or not patented or patentable; (b) copyrights and works of authorship in any media, including computer programs, software, databases and related items, graphics, artwork, photography, advertising and promotional materials (including graphics and text), designs, proprietary or copyrightable elements of pictorial, graphic or sculptural works, functional or utilitarian objects or items of clothing, Internet site content, and all other authors' rights, including "moral rights"; (c) trademarks, service marks, trade names, brand names, corporate names, domain names, logos, trade dress and all elements thereof, the goodwill of any business symbolized thereby, and all common-law rights relating thereto; (d) trade secrets and other confidential information; (ii) all registrations, applications, recordings, and licenses or other agreements related thereto;
(iii) all rights to obtain renewals, extensions, continuations, continuations-in-part, reissues, divisions or similar legal protections related thereto; and rights to bring an action at law or in equity for the infringement or other impairment of the foregoing before the Closing Date, including the right to receive all proceeds and damages therefrom.

     (k)   Opinion of Western Financial Advisor. Western has received the
           ------------------------------------
opinion of Credit Suisse First Boston Corporation, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair to Western, from a financial point of view. A copy of such opinion will be made available to Adaptive promptly after the date of this Agreement.

     (l)   Taxes. Each of Western and its Subsidiaries has filed all material
           -----
Tax Returns required to have been filed (or extensions have been duly obtained), has paid all material Taxes required to have been paid by it (whether or not shown as due on any Tax Return), and has established an adequate accrual for all material Taxes not yet due or payable; (ii) all material Tax Returns filed by Western and its Subsidiaries are true, complete and correct in all material respects; (iii) no material claim for unpaid Taxes has become a lien against the property of Western or any of its Subsidiaries or is being asserted against Western or any of its Subsidiaries; (iv) no audit or other proceeding with respect to any material Taxes due from Western or any of its Subsidiaries or any Tax Return of Western or any of its Subsidiaries is pending or threatened in writing, or being conducted by a Tax authority; (v) no consent under Section 341(f) of the Code has been filed with respect to the Western or any of its Subsidiaries; (vi) all material Taxes required to be withheld, collected or deposited by or with respect to Western and each of its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant taxing authority; (vii) none of Western or any of its Subsidiaries has been a party to any distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which section 355 of the Code is applicable; (viii) none of Western or any of its Subsidiaries has agreed to make or is required to make any adjustment under section 481(a) of the Code by reason of a change in accounting method or otherwise; (ix) none of Western or any of its Subsidiaries is a party to, is bound by or has any obligation under, any Tax sharing agreement or similar contract or arrangement; (x) no closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Western or any of its Subsidiaries; (xi) neither Western nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes; (xii) neither Western nor its Subsidiaries has any liability for Taxes of any Person (other than a liability of Western for Taxes of any of its Subsidiaries or a liability of any of Western's. Subsidiaries for Taxes of Western under Regulation 1.1502-6 (or similar provisions of state, local or foreign law), as a transferee or successor, by contract or otherwise; and (xiii) neither Western nor any of its Subsidiaries has made any payment or may be obligated to make any payment (by contract or otherwise) which will not be deductible by reason of Section 162(m) of the Code.

     (m)   Certain Contracts. All "material contracts" (as such term is defined
           -----------------
in Item 601(b)(10) of Regulation S-K of the SEC) to which Western or any of its Subsidiaries is a party to or bound by, including all written agreements with customers providing for future sales in excess of $1,000,000, are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western. Neither Western nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of, any contract described in the first sentence of this paragraph, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Western. Schedule 3.1(m) of the Western Disclosure Schedule sets forth the contracts described in the first sentence of this paragraph that give rise to a right of the other parties thereto to terminate such contract, to a right of first refusal or similar right thereunder as a result of the execution and delivery of this Agreement and the consummation by Western of the Merger and the other transactions contemplated hereby, or that could, after the Effective Time, restrict Western or any of its Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area.

     (n)   Employee Benefits.
           -----------------

     (i)   Schedule 3.1(n) of the Western Disclosure Schedule contains a true and complete list of each written, formal "employee benefit plan" (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including, without limitation, multiemployer plans within the meaning of ERISA section 3(37)), stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether legally binding or not, under which any employee or former employee of Western or any of its Subsidiaries has any present or future right to benefits and under which Western or any of its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "Western Benefit Plans". Schedule 3.1(n)(i) of the Western
                    ---------------------
Disclosure Schedule lists each employment agreement in effect on the date of this Agreement.

     (ii) With respect to each Western Benefit Plan, Western has delivered or made available to Adaptive a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (A) any related trust agreement or other funding instrument; (B) the most recent determination letter, if applicable; (C) any current summary plan description and other written communications (or a description of any oral communications) by Western or any of its Subsidiaries within the last year to their employees concerning the extent of the benefits provided under a Western Benefit Plan; and (D) for the most recent available period, the Form 5500 and attached schedules, audited financial statements, actuarial valuation reports and attorney's response to an auditor's request for information.


     (iii) (A) Each Western Benefit Plan has been established and administered in accordance with its terms, and in substantial compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations;
(B) each Western Benefit

Plan which is intended to be qualified within the meaning of Code section 401(a) is so qualified and has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act,
that could reasonably be expected to cause the loss of such qualification;   (C)
  no event has occurred and no condition exists that would subject Western or any of its Subsidiaries, either directly or by reason of their affiliation with any member of their "Controlled Group" (defined as any organization which is a
                     ----------------
member of a controlled group of organizations within the meaning of Code sections 414(b), (c), (m) or (o)), to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations; (D) for each Western Benefit Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; (E) neither Western nor any of its Subsidiaries has engaged in a transaction with respect to any Western Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material; (F) no Western Benefit Plan provides retiree welfare benefits and neither Western nor any of its Subsidiaries have any obligation to provide any retiree welfare benefits other than as required by
Section 4980B of the Code; and   (G)   neither Western nor any member of its
Controlled Group has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

     (iv)   No Western Benefit Plan is subject to Title IV of ERISA.

     (v) With respect to any Western Benefit Plan, (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of Western, threatened and (B) no facts or circumstances exist to the knowledge of Western that could reasonably be expected to give rise to any such actions, suits or claims.

     (vi) Except as set forth on Schedule 3.1(n), no Western Benefit Plan exists that could result in the payment to any present or former employee of Western or any of its Subsidiaries of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of Western or any of its Subsidiaries as a result of the transaction contemplated by this Agreement. Except as set forth on Schedule 3.1(n), there is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of Western or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

     (o)    Insurance. All primary, excess and umbrella policies, bonds and
            ---------
other forms of insurance currently owned or held by or on behalf of and/or providing insurance coverage to Western and its Subsidiaries and their respective directors, officers, agents and employees are in full force and effect, except for any such forms of insurance the absence of which would not likely have a Material Adverse Effect on Western. Western has not received a notice of default under any such policy and has not received written notice of any pending or threatened termination or cancellation, coverage limitation or reduction, or material premium increase with respect to any such policy. No letters of credit have been posted and no cash has been restricted to support any reserves for insurance.

         (p)   Properties. Except for properties and assets disposed of in the
               ----------
ordinary course of business consistent with past practices since June 30, 2000, Western and its Significant Subsidiaries have good and marketable title, free and clear of all liabilities and liens, to all their material properties and assets, whether tangible or intangible, real, personal or mixed. All material buildings, fixtures, equipment and other property and assets held under leases by Western or any of its Significant Subsidiaries are held under valid instruments enforceable by Western or such Significant Subsidiary in accordance with their respective terms. Substantially all of Western's and its Significant Subsidiaries' equipment in regular use has been well maintained and is in good and serviceable condition, reasonable wear and tear excepted.

         (q)   Customers and Suppliers. Except as set forth in Part II of
               -----------------------
Section 3.1(q) of the Western Disclosure Schedule, Western reasonably believes that its relationships with its suppliers and customers are satisfactory. Except as set forth in Part II of Section 3.1(q) of the Western Disclosure Schedule, as of the date of this Agreement, Western believes, based on its inquiry of the Western Named Executives (defined below), that the estimates contained in Part I of Schedule 3.1(q) for the customers named therein (the "Western Named
                                                         -------------
Customers") are reasonable under the circumstances. Except as set forth in Part
---------
II of Section 3.1(q) of the Western Disclosure Schedule, as of the date of this Agreement, nothing has come to the attention of the Western Named Executives, including any written or email correspondence from customers or from other employees of Western, that, taken in the aggregate together with all other available information relating to such Western Named Customers, causes such Western Named Executives to believe that Part I of Schedule 3.1(q) is unreasonable. For purposes of this paragraph 3.1(q), "Western Named Executives"
                                                      ------------------------
means Jonathan Zakin, Amir Zoufonoun and Nancy Huber. As of the date of this Agreement, none of the Western Named Customers has terminated or canceled its agreement with Western.

         (r)   Brokers or Finders. No agent, broker, investment banker,
               ------------------
financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Western, except for (x) Credit Suisse First Boston Corporation,
(y) Ripplewood Holdings LLC and (z) Leeward Technology Partners, whose fees and expenses in each case will be paid by Western.

   3.2   Representations and Warranties of Adaptive.
         ------------------------------------------

         Except as disclosed in the Adaptive Filed SEC Reports (as defined in
Section 3.2(d)(ii)) or as set forth in the Adaptive Disclosure Schedule delivered by Adaptive to Western prior to the execution of this Agreement (the "Adaptive Disclosure Schedule"), Adaptive represents and warrants to Western as
 ----------------------------
follows:

         (a)   Organization, Standing and Power; Subsidiaries.
               ----------------------------------------------

         (i) Adaptive is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of Adaptive is a corporation or other organization duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure so to qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive. The copies of the certificate of incorporation and bylaws of Adaptive, which were previously furnished or made available to Western, are true, complete and correct copies of such documents as in effect on the date of this Agreement.

         (ii)    Section 3.2(a)(ii) of the Adaptive Disclosure Schedule lists
         ----
all the Significant Subsidiaries of Adaptive as of the date of this Agreement. All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been duly authorized, validly issued and are fully paid and nonassessable and are owned directly or indirectly by Adaptive, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws.

         (b)     Capital Structure.
                 -----------------

         (i) As of October 31, 2000, the authorized capital stock of Adaptive consists of (A) 250,000,000 shares of Adaptive Common Stock of which 249,200,000 have been designated Adaptive Common Stock and 800,000 have been designated Adaptive Series A Junior Common Stock; as of November 9, 2000, 37,698,603 shares of Adaptive Common Stock were issued and outstanding and no shares of Adaptive Series A Junior Common Stock were issued and outstanding; and
(B) 5,000,000 shares of preferred stock, par value $0.10 per share, none of which are issued or outstanding and all of which have been reserved for issuance upon exercise of rights (the "Adaptive Rights") distributed to holders of
                              ---------------
Adaptive Common Stock pursuant to a Rights Agreement, dated as of June 17, 1999, between Adaptive and Bank Boston, N.A., as Rights Agent, as amended (the "Adaptive Rights Agreement"). From October 31, 2000 to the date of this
 -------------------------
Agreement, there have been no issuances of shares of the capital stock of Adaptive or any other securities of Adaptive other than issuances of shares pursuant to options or rights outstanding as of October 31, 2000. All issued and outstanding shares of the capital stock of Adaptive are duly authorized, validly issued, fully paid and nonassessable, and free of any preemptive rights. None of the Subsidiaries of Adaptive own any shares of Adaptive capital stock.

         (ii) No bonds, debentures, notes or other indebtedness of Adaptive having the right to vote on any matters on which holders of capital stock of Adaptive may vote ("Adaptive Voting Debt") are issued or outstanding.
                    --------------------

         (iii) Except as set forth in this Section 3.2(b), as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Adaptive or any of its Significant Subsidiaries is a party relating to the issued or unissued capital stock of Adaptive or any of its Significant Subsidiaries or obligating Adaptive or any of its Significant Subsidiaries to grant, issue or sell any shares of the capital stock of Adaptive or any of its Significant Subsidiaries, by sale, lease, license or otherwise. As of the date of this Agreement, there are no obligations, contingent or otherwise, of Adaptive or any of its Significant Subsidiaries to repurchase, redeem or otherwise acquire any shares of Adaptive Common Stock or other capital stock of Adaptive or any of its Significant Subsidiaries. The options and other rights to acquire Adaptive Common Stock from Adaptive representing the right to purchase shares of Adaptive Common Stock, together with other employee stock options issued by Adaptive after the date hereof in accordance with the Adaptive Stock Option Plans (as defined in the next sentence) and Section 4.2, are referred to herein collectively as the "Adaptive Stock Options"). The Adaptive Stock Options have been granted under
 ----------------------
the 1992 Stock Option Plan of Adaptive Broadband Corporation and the California Microwave, Inc. 1986 Stock Option Plan (collectively, the "Adaptive Stock Option
                                                           ---------------------
Plans"). Section 3.2(b)(iii) of the Adaptive Disclosure Schedule sets forth a
-----
complete and correct list, as of the dates set forth therein, of the number of shares of Adaptive Common Stock subject to Adaptive Stock Options and the exercise price of the outstanding Adaptive Stock Options referenced therein.

         (c)   Authority; No Conflicts.
               -----------------------

         (i) Adaptive has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the Adaptive Stockholder Approval. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Adaptive and no other corporate proceedings on the part of Adaptive are necessary to authorize the execution and delivery of the Agreement or to consummate the Merger and the other transactions contemplated hereby, subject in the case of the consummation of the Merger, to the Adaptive Stockholder Approval. This Agreement has been duly executed and delivered by Adaptive and constitutes a valid and binding agreement of Adaptive, enforceable against Adaptive in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Adaptive has all requisite corporate power and authority to enter into the Stock Option Agreements and to consummate the transactions contemplated thereby. The execution and delivery of the Stock Option Agreements and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Adaptive and no other corporate proceedings on the part of Adaptive are necessary to authorize the execution and delivery of the Stock Option Agreements or to consummate the transactions contemplated thereby. The Stock Option Agreements have been duly executed and delivered by Adaptive and each constitutes a valid and binding agreement of Adaptive, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         (ii) The execution and delivery of this Agreement by Adaptive does not, and the consummation by Adaptive of the Merger and the other transactions contemplated hereby will not, conflict with, or result in a Violation pursuant to: (A) any provision of the certificate of incorporation or bylaws or similar organizational document of Adaptive or any Significant Subsidiary of Adaptive or (B) except as (1) individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive or (2) would not prevent or materially delay the consummation of the Merger, subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph
(iii) below and except with respect to employee stock options and other awards, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Adaptive or any Subsidiary of Adaptive or their respective properties or assets.

         (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Adaptive or any Subsidiary of Adaptive in connection with the execution and delivery of this Agreement or the Stock Option Agreements by Adaptive or the consummation of the Merger and the other transactions contemplated hereby and thereby, except the Necessary Consents and such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive.

         (d)     Reports and Financial Statements.
                 --------------------------------

         (i) Adaptive has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since December 31, 1997 (collectively, the "Adaptive SEC Reports"). No Subsidiary of Adaptive is required to file any form,
 --------------------
report, registration statement, prospectus or other document with the SEC. None of the Adaptive SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included or incorporated by reference in the Adaptive SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Adaptive and its consolidated Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements of Adaptive, to the absence of notes and normal year-end adjustments that have not been and are not expected to be material in amount. All of such Adaptive SEC Reports, as of their respective dates (and as of the date of any amendment to the respective Adaptive SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

         (ii) Except as disclosed in the Adaptive SEC Reports filed and publicly available prior to the date hereof (the "Adaptive Filed SEC Reports")
                                                  --------------------------
and except as set forth in Section 3.2(d)(ii) of the Adaptive Disclosure Schedule, Adaptive and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of Adaptive and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business, (B) liabilities incurred in accordance with Section 4.2, or (C) liabilities for Taxes or (D) liabilities that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive.

         (e)   Information Supplied.
               --------------------

         (i) None of the information supplied or to be supplied by Adaptive for inclusion or incorporation by reference in (A) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and
(B) the Joint Proxy Statement/Prospectus will, on the date it is first mailed to Adaptive stockholders or Western stockholders or at the time of the Adaptive Stockholders Meeting or the Western Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         (ii) Notwithstanding the foregoing provisions of this Section 3.2(e), no representation or warranty is made by Adaptive with respect to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus based on information supplied by Western for inclusion or incorporation by reference therein.

         (f)   Board Approval. The Board of Directors of Adaptive, by
               --------------
resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way (the "Adaptive Board Approval"), has duly (i) determined that this Agreement and the
 -----------------------
Merger and the Adaptive Stock Option Agreement are fair to and in the best interests of Adaptive and the holders of Adaptive Common Stock and declared the Agreement and the Merger to be advisable, (ii) approved this Agreement, the Adaptive Stock Option Agreement, the Merger and the consummation of the transactions contemplated hereby and (iii) declared it advisable that the stockholders of Adaptive adopt this Agreement and directed that such matter be submitted for consideration by Adaptive's stockholders at the Adaptive Stockholders Meeting. The Adaptive Board Approval constitutes approval of this Agreement, the Adaptive Stock Option Agreement and the Merger for purposes of
Section 203 of the DGCL. To the knowledge of Adaptive, except for Section 203 of the DGCL (the prohibitions on "business combinations" of which have been rendered inapplicable by the approval in clause (ii) above), no state takeover statute is applicable to this Agreement or the Merger or the other transactions contemplated hereby or thereby. The Adaptive Board Approval constitutes the approval of the "Disinterested Directors" of Adaptive (as such term is defined in the Amended and Restated Certificate of Incorporation of Adaptive) for purposes of Article IX of the Amended and Restated Certificate of Incorporation of Adaptive.

         (g)   Vote Required. The Adaptive Stockholder Approval is the only vote
               -------------
of the holders of any class or series of Adaptive capital stock necessary to approve or adopt this

Agreement and the Merger and to consummate the Merger and the other transactions contemplated hereby (the "Required Adaptive Vote)".
                          ----------------------

         (h)   Litigation; Compliance with Laws.
               --------------------------------

         (i) There are no Actions pending or, to the knowledge of Adaptive, threatened, against or affecting Adaptive or any Subsidiary of Adaptive or any property or asset of Adaptive or any Subsidiary of Adaptive which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Adaptive, nor are there any judgments, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator outstanding against Adaptive or any Subsidiary of Adaptive which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Adaptive.

         (ii) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive, Adaptive and its Subsidiaries hold all permits, licenses, franchises, variances, exemptions, orders and approvals of all Governmental Entities which are necessary for the operation of the businesses as now being conducted of Adaptive and its Subsidiaries, taken as a whole (the "Adaptive Permits"), and no suspension or
                                     ----------------
cancellation of any of the Adaptive Permits is pending or, to the knowledge of Adaptive, threatened. Adaptive and its Subsidiaries are in compliance with the terms of the Adaptive Permits, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive. Neither Adaptive nor its Subsidiaries is in violation of, and Adaptive and its Subsidiaries have not received any notices of violations with respect to, any laws, statutes, ordinances, rules or regulations of any Governmental Entity, except for violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive.

         (i)   Absence of Certain Changes or Events. Except for liabilities
               ------------------------------------
permitted to be incurred in accordance with this Agreement or the transactions contemplated hereby and except as described in the Adaptive SEC Reports, since June 30, 2000, Adaptive and its Subsidiaries have conducted their business only in the ordinary course and in a manner consistent with past practice and, since June 30, 2000, there have not been any changes, circumstances or events which, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect on Adaptive.

         (j) Intellectual Property. Section 3.2(j) of the Adaptive Disclosure
             ---------------------
Schedule sets forth, with respect to the Intellectual Property (as defined in
Section 3.1(j)) owned, held or used by Adaptive or its Subsidiaries ("Adaptive
                                                                      --------
IP"), all patents, registrations and applications relating thereto, all material
--
unregistered Adaptive IP and each and every material license, sublicense, consent-to-use agreement and other agreement concerning Adaptive IP to which Adaptive and/or any of its Subsidiaries is a party ("Adaptive IP Licenses").
                                                     --------------------
Except as disclosed in Section 3.2(j) of the Adaptive Disclosure Schedule, (i) Adaptive and/or any of its Subsidiaries owns or has the right to use all the material Intellectual Property necessary or desirable for Adaptive and its subsidiaries to conduct their business as is currently conducted and consistent with past practice; (ii) all of the Adaptive IP is valid, enforceable and unexpired, is free of Liens, and has not been abandoned; (iii) to Adaptive's knowledge, the Adaptive IP does not infringe or otherwise impair the Intellectual Property of any third party and is not being infringed or impaired by any third party; (iv) no action, suit, proceeding, arbitration, judgment, decree, settlement, injunction, rule or order is pending or has been rendered or, to the best knowledge of Adaptive, is threatened by any Governmental Entity which would limit, cancel or question the validity, enforceability, ownership or use of any Adaptive IP; (v) Adaptive takes all reasonable steps to protect, maintain and safeguard the Adaptive IP, including executing all appropriate confidentiality agreements, and has made all filings and executed all agreements necessary or desirable in connection therewith; (vi) no party to a Adaptive IP License is, or is alleged to be, in breach or default thereunder; and (vii) the transactions contemplated by this Agreement shall in no way impair or limit the rights of Adaptive or any of its subsidiaries under any Adaptive IP License, or cause any payments to be due thereunder.

         (k)    Opinion of Adaptive Financial Advisor. Adaptive has received the
                -------------------------------------
opinion of Dain Rauscher Wessels, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of Adaptive Common Stock. A copy of such opinion will be made available to Western promptly after the date of this Agreement.

         (l)    Taxes. Each of Adaptive and its Subsidiaries has filed all
                -----
material Tax Returns required to have been filed (or extensions have been duly obtained), has paid all material Taxes required to have been paid by it (whether or not shown as due on any Tax Return), and has established an adequate accrual for all material Taxes not yet due or payable; (ii) all material Tax Returns filed by Adaptive and its Subsidiaries are true, complete and correct in all material respects; (iii) no material claim for unpaid Taxes has become a lien against the property of Adaptive or any of its Subsidiaries or is being asserted against Adaptive or any of its Subsidiaries; (iv) no audit or other proceeding with respect to any material Taxes due from Adaptive or any of its Subsidiaries or any Tax Return of Adaptive or any of its Subsidiaries is pending or threatened in writing, or being conducted by a Tax authority; (v) no consent under Section 341(f) of the Code has been filed with respect to Adaptive or any of its Subsidiaries; (vi) all material Taxes required to be withheld, collected or deposited by or with respect to Adaptive and each of its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant taxing authority; (vii) none of Adaptive or any of its Subsidiaries has been a party to any distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which section 355 of the Code is applicable;
(viii) none of Adaptive or any of its Subsidiaries has agreed to make or is required to make any adjustment under section 481(a) of the Code by reason of a change in accounting method or otherwise; (ix) none of Adaptive or any of its Subsidiaries is a party to, is bound by or has any obligation under, any Tax sharing agreement or similar contract or arrangement; (x) no closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Adaptive or any of its Subsidiaries; (xi) neither Adaptive nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes; (xii) neither Adaptive nor its Subsidiaries has any liability for Taxes of any Person (other than a liability of Adaptive for Taxes of any of its Subsidiaries or a liability of any of Adaptive's. Subsidiaries for Taxes of Adaptive under Regulation 1.1502-6 (or similar provisions of state, local or foreign law), as a transferee or successor, by contract or otherwise; and (xiii) neither Adaptive nor any of its Subsidiaries has made any payment or may be obligated to make any payment (by contract or otherwise) which will not be deductible by reason of Section 162(m) of the Code.

         (m)    Certain Contracts. All "material contracts" (as such term is
                -----------------
defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Adaptive or any of its Subsidiaries is a party to or bound by, including all written agreements with customers providing for future sales in excess of $1,000,000, are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive. Neither Adaptive nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of, any contract described in the first sentence of this paragraph, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Adaptive. Schedule 3.2(m) of the Adaptive Disclosure Schedule sets forth the contracts described in the first sentence of this paragraph that give rise to a right of the other parties thereto to terminate such contract, to a right of first refusal or similar right thereunder as a result of the execution and delivery of this Agreement and the consummation by Adaptive of the Merger and the other transactions contemplated hereby, or that could, after the Effective Time, restrict Western or any of its Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area.

         (n)     Employee Benefits.
                 -----------------

         (i) Schedule 3.2(n) of the Adaptive Disclosure Schedule contains a true and complete list of each written, formal "employee benefit plan" (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including, without limitation, multiemployer plans within the meaning of ERISA section 3(37)), stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether legally binding or not, under which any employee or former employee of Adaptive or any of its Subsidiaries has any present or future right to benefits and under which Adaptive or any of its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "Adaptive Benefit Plans".
                                                       ----------------------
Schedule 3.2(n)(i) of the Adaptive Disclosure Schedule lists each employment agreement in effect on the date of this Agreement.

         (ii) With respect to each Adaptive Benefit Plan, Adaptive has delivered or made available to Western a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (A) any related trust agreement or other funding instrument; (B) the most recent determination letter, if applicable; (C) any current summary plan description and other written communications (or a description of any oral communications) by Adaptive or any of its Subsidiaries within the last year to their employees concerning the extent of the benefits provided under a Adaptive Benefit Plan; and (D) for the two most recent years the Form 5500 and attached schedules, audited financial statements, actuarial valuation reports and attorney's response to an auditor's request for information.

         (iii)   (A)   Each Adaptive Benefit Plan has been established and
administered in accordance with its terms, and in substantial compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules
and regulations;   (B) each Adaptive Benefit Plan which is intended to be
qualified within the meaning of Code section 401(a) is so qualified and has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (C) no event has occurred and no condition exists that would subject Adaptive or any of its Subsidiaries, either directly or by reason of their affiliation with any member of their "Controlled Group" (defined as any organization which is a member of a
 ----------------
controlled group of organizations within the meaning of Code sections 414(b),
(c), (m) or (o)), to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations;
(D) for each Adaptive Benefit Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; (E) no "reportable event" (as such term is defined in ERISA section 4043), or "accumulated funding deficiency" (as such term is defined in ERISA section 302 and Code section 412 (whether or not waived)) has occurred with respect to any Adaptive Benefit Plan; (F) neither Adaptive nor any of its Subsidiaries has engaged in a transaction with respect to any Adaptive Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material; (G) no Adaptive Benefit Plan provides retiree welfare benefits and neither Adaptive nor any of its Subsidiaries have any obligation to provide any retiree welfare benefits other than as required by Section 4980B of
the Code; and   (H)  neither Adaptive nor any member of its Controlled Group has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

         (iv)   No Adaptive Benefit Plan is subject to Title IV of ERISA.

         (v) With respect to any Adaptive Benefit Plan, (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of Adaptive, threatened and (B) no facts or circumstances exist to the knowledge of Adaptive that could reasonably be expected to give rise to any such actions, suits or claims.

         (vi) Except as set forth on Schedule 3.2(n), no Adaptive Benefit Plan exists that could result in the payment to any present or former employee of Adaptive or any of its Subsidiaries of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of Adaptive or any of its Subsidiaries as a result of the transaction contemplated by this Agreement. Except as set forth on Schedule 3.2(n), there is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of Adaptive or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

         (o)    Insurance. All primary, excess and umbrella policies, bonds and
                ---------
other forms of insurance currently owned or held by or on behalf of and/or providing insurance coverage to Adaptive and its Subsidiaries and their respective directors, officers, agents and employees are in full force and effect, except for any such forms of insurance the absence of which would not likely have a Material Adverse Effect on Adaptive. Adaptive has not received a notice of default under any such policy and has not received written notice of any pending or threatened termination or cancellation, coverage limitation or reduction, or material premium increase with respect to any such policy. No letters of credit have been posted and no cash has been restricted to support any reserves for insurance.

         (p)    Customers and Suppliers. Except as set forth in Part II of
                -----------------------
Section 3.2(p) of the Adaptive Disclosure Schedule, Adaptive reasonably believes that its relationships with its suppliers and customers are satisfactory. Except as set forth in Part II of Section 3.2(p) of the Adaptive Disclosure Schedule, as of the date of this Agreement, Adaptive believes, based on its inquiry of the Adaptive Named Executives (defined below), that the estimates contained in Part I of Schedule 3.2(p) for the customers named therein (the "Adaptive Named
                                                           --------------
Customers") are reasonable under the circumstances. Except as set forth in Part
---------
II of Section 3.2(p) of the Adaptive Disclosure Schedule, as of the date of this Agreement, nothing has come to the attention of the Adaptive Named Executives, including any written or email correspondence from customers or from other employees of Adaptive, that, taken in the aggregate together with all other available information relating to such Adaptive Named Customers, causes such Adaptive Named Executives to believe that Part I of Schedule 3.2(p) is unreasonable. For purposes of this paragraph 3.2(p), "Adaptive Named
                                                         --------------
Executives" means Fred Lawrence, Daniel Scharre, Donna Birks and Ken Wees. As of
----------
the date of this Agreement, none of the Adaptive Named Customers has terminated or canceled its agreement with Adaptive.

         (q)     Properties. Except for properties and assets disposed of in the
                 ----------
ordinary course of business consistent with past practices since June 30, 2000, Adaptive and its Significant Subsidiaries have good and marketable title, free and clear of all liabilities and liens, to all their material properties and assets, whether tangible or intangible, real, personal or mixed. All material buildings, fixtures, equipment and other property and assets held under leases by Adaptive or any of its Significant Subsidiaries are held under valid instruments enforceable by Adaptive or such Significant Subsidiary in accordance with their respective terms. Substantially all of Adaptive's and its Significant Subsidiaries' equipment in regular use has been well maintained and is in good and serviceable condition, reasonable wear and tear excepted.

         (r)     Environmental Matters. Except as would not reasonably be
                 ---------------------
expected, individually or in the aggregate, to have a Material Adverse Effect:

         (i) Adaptive and its Subsidiaries hold, and are in compliance with and have been in continuous compliance with all Environmental Permits, and are, and have been, otherwise in compliance with all Environmental Laws;

         (ii) None of Adaptive and its Subsidiaries has received any Environmental Claim, and none of Adaptive and its Subsidiaries is aware of any threatened Environmental Claim;

         (iii) None of Adaptive and its Subsidiaries has entered into, has agreed to, or is subject to any judgment, decree, order or other similar requirement of any governmental authority under any Environmental Laws;

         (iv) To the knowledge of Adaptive, Hazardous Materials have not been generated, transported, treated, stored, disposed of, arranged to be disposed of, released or threatened to be released at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by Adaptive or its Subsidiaries, in violation of, or in a manner or to a location that would reasonably be expected to give rise to liability to Adaptive or any of its Subsidiaries under any Environmental Laws; and

         (v) None of Adaptive and its Subsidiaries has assumed, contractually or by operation of law, any liabilities or obligations under any Environmental Laws.

         (s)     Certain Divestitures. Since January 1, 1998, Adaptive has sold
                 --------------------
all of the businesses and other assets listed on Schedule 3.2(q) of the Adaptive Disclosure Schedule (the "Divested Businesses"). Set forth on Section 3.2(q) of
                          -------------------
the Adaptive Disclosure Schedule is a list of all material agreements, arrangements and understandings to which Adaptive or any of its Subsidiaries is a party or pursuant to which they may have any obligations or liabilities (whether absolute, contingent or otherwise and whether or not required to be set forth or reflected in a consolidated balance sheet of Adaptive prepared in accordance with GAAP) relating to the

Divested Businesses or the sale thereof other than obligations or liabilities against which Adaptive is indemnified by the acquiror thereof (the "Divestiture
                                                                    -----------
Agreements"). Adaptive has provided to Western true and correct copies of the
----------
Divestiture Agreements. All of the Divestiture Agreements are in full force and effect and are unmodified. Except for obligations and liabilities arising under the Divestiture Agreements, neither Adaptive nor any of its Subsidiaries has any material liabilities or obligations of any nature (whether absolute, contingent or otherwise and whether or not required to be set forth or reflected in a consolidated balance sheet of Adaptive prepared in accordance with GAAP) arising out of or relating to the Divested Businesses or their respective businesses, assets, liabilities or obligations or the sale thereof other than obligations or liabilities against which Adaptive is indemnified by the acquiror thereof. Except as set forth on Schedule 3.2(q) of the Adaptive Disclosure Schedule, no material claims have been asserted or threatened against Adaptive or any of its Subsidiaries under any of the Divestiture Agreements (including, without limitation, any claims in respect of a breach of any term of any such agreement or for any indemnification provided by Adaptive or any of its Subsidiaries in any Divestiture Agreement) nor to the knowledge of Adaptive is there any basis for any such claim.

         (t)     Adaptive Rights Agreement. The Adaptive Board has amended
                 -------------------------
(substantially in the form provided to Western) the Adaptive Rights Agreement to the effect that none of Western, Merger Sub, WMC Holding or any of their respective affiliates shall become an "Acquiring Person", and that no "Distribution Date" or "Triggering Event" (as such terms are defined in the Adaptive Rights Agreement) will occur as a result of the approval, execution or delivery of this Agreement, the Adaptive Stock Option Agreement or the Voting Agreement of WMC Holding or the consummation of the transactions contemplated hereby or thereby. The Adaptive Rights Agreement shall terminate and be of no further immediately prior to the Effective Time, without any consideration being payable with respect to the outstanding Adaptive Rights thereunder.

         (u)     Brokers or Finders. No agent, broker, investment banker,
                 ------------------
financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Adaptive, except Dain Rauscher Wessels, whose fees and expenses will be paid by Adaptive.


                                   ARTICLE IV
                    COVENANTS RELATING TO CONDUCT OF BUSINESS

   4.1   Covenants of Western.
         --------------------

         During the period from the date of this Agreement and continuing until the Effective Time, Western agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or Section 4.1 (including its subsections) of the Western Disclosure Schedule or to the extent that Adaptive shall otherwise consent in writing):

         (a)     Ordinary Course.
                 ---------------

         Western and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, and shall use its reasonable best efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers, suppliers and others having business dealings with them and retain the services of their respective officers, key employees and consultants to the end that their ongoing businesses shall not be impaired in any material respect at the Effective Time.

         (b)     Dividends; Changes of Share Capital.
                 -----------------------------------

         Western shall not, and shall not permit any of its Subsidiaries to, and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its outstanding shares of capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock; or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

         (c)     Issuance of Securities.
                 ----------------------

         Western shall not, and shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than (i) the issuance of Western Common Stock upon the exercise of Western Stock Options in accordance with their present terms or pursuant to Western Stock Options or other stock based awards granted pursuant to clause (ii) below, (ii) the granting of up to 2,500,000 Western Stock Options or other stock based awards of or to acquire shares of Western Common Stock granted under Western Stock Option Plans outstanding on the date hereof in the ordinary course of business consistent with past practice, (iii) issuances by a wholly owned Subsidiary of Western of capital stock to such Subsidiary's parent or another wholly owned Subsidiary of Western, (iv) pursuant to acquisitions and investments or the financings therefore, or (v) issuances disclosed in Section 4.1(c) of the Western Disclosure Schedule.

         (d)     Governing Documents.
                 -------------------

         Except to the extent required to comply with their respective obligations under this Agreement or with applicable law, Western and Merger Sub shall not amend or propose to so amend their respective certificates of incorporation or bylaws.

         (e)     No Acquisitions.
                 ---------------

         Western shall not acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association, joint venture or other business organization or division thereof or otherwise acquire or agree to acquire any assets (excluding the acquisition of assets used in the operations of the business of Western and its Subsidiaries in the ordinary course, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor) to the extent such acquisition could reasonably be expected to materially delay or interfere with the consummation of the Merger; provided, however, that the foregoing shall not
                                --------  -------
prohibit (x) internal reorganizations or consolidations involving existing Subsidiaries of Western or (y) the creation of new Subsidiaries of Western organized to conduct or continue activities otherwise permitted by this Agreement. For the avoidance of doubt and as an example only, the parties agree that an acquisition would "materially delay" consummation of the Merger if pro forma financial statements would be required to be included in the relevant disclosure document relating to such acquisition and complying with such a requirement would delay clearance of the Form S-4 (as defined below) by the SEC. Western shall give reasonable advance notice of any such acquisition to Adaptive, provided that Adaptive shall have agreed in writing to keep such information confidential.

         (f)     No Dispositions.
                 ---------------

         Western shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets (including capital stock of Subsidiaries of Western) except in the ordinary course of business.

         (g)     Investments; Indebtedness.
                 -------------------------

         Western shall not, and shall not permit any of its Subsidiaries to, other than as disclosed in Section 4.1(g) of the Western Disclosure Schedule, make any loans, advances or capital contributions to, or investments in, any Person, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Western or any of its Subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person (other than any wholly owned Subsidiary) or enter into any arrangement having the economic effect of any of the foregoing (collectively, "Western Indebtedness"), except in the ordinary course of business consistent
 --------------------
with past practice and in any event not in excess of $1,000,000.

         (h)     Tax-Free Qualification.
                 ----------------------

         Western shall use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its Subsidiaries to, take any action (including any action otherwise permitted by this Section 4.1) that would prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code.

         (i)     Compensation.
                 ------------

         Except as required by law or by the terms of any collective bargaining agreement or other agreement currently in effect between Western or any Subsidiary of Western and any officer or employee thereof, Western shall not enter into or amend any employment, or severance or similar arrangement with any officer (with a title of vice president or above) whose salary and bonus is greater than $100,000 or increase the salary of any director, officer or employee of Western or any material Subsidiary of Western (except that Western may make reasonable salary increases in connection with Western customary employee review processes and market adjustments), or make any increase in or commitment to increase any employee benefits or bonuses (except that Western may pay reasonable bonuses in accordance with the bonus plans listed in Section 3.1(i) of the Western Disclosure Schedule), other than pursuant to the terms of Western Stock Option Plans, accelerate the exercisability of any Western Stock Options, make any severance payments (except for payments to employees terminated without cause consistent with past practice), adopt or amend or make any commitment to adopt or amend any Western Benefit Plan or any plan, program or arrangement that would be a Western Benefit Plan if in effect as of the date hereof or make any contribution, other than regularly scheduled contributions, to any Western Benefit Plan (except for nonmaterial changes to be implemented in connection with the Western open enrollment period).

         (j)     Accounting Methods; Income Tax Elections.
                 ----------------------------------------

         Except as disclosed in the Western SEC Reports filed prior to the date of this Agreement, or as required by a Governmental Entity, Western shall not change its methods of accounting in effect at December 31, 1999, except as required by changes in GAAP as concurred in by Western's independent public accountants. Western shall not (i) change its fiscal year, (ii) make or change any Tax Election, (iii) change any annual Tax accounting period, (iv) change any method of Tax accounting, (v) file any amended Tax Return, (vi) enter into any closing agreement relating to any Tax, (vii) settle any Tax claim or assessment, or (viii) surrender any right to claim a Tax Refund, that, individually or in the aggregate, in the United States or elsewhere, would be material to Western.

         (k)     No Related Actions.
                 ------------------

         Western will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

   4.2   Covenants of Adaptive.
         ---------------------

         During the period from the date of this Agreement and continuing until the Effective Time, Adaptive agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or Section 4.2 (including its subsections) of the Adaptive Disclosure Schedule or to the extent that Western shall otherwise consent in writing):

         (a)     Ordinary Course.
                 ---------------

         (i) Adaptive and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, and shall use its reasonable best efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers, suppliers and others having business dealings with them and retain the services of their respective officers and key employees and consultants, to the end that their ongoing businesses shall not be impaired in any material respect at the Effective Time.

         (ii) Other than in connection with acquisitions permitted by Section 4.2(e) or investments permitted by Section 4.2(g), Adaptive shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new material line of business or (B) incur or commit to any capital expenditures or any obligations or liabilities other than capital expenditures and obligations or liabilities in non-material amounts incurred or committed to in the ordinary course of business consistent with past practice.

         (b)     Dividends; Changes in Share Capital.
                 -----------------------------------

         Adaptive shall not, and shall not permit any of its Subsidiaries to, and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of Adaptive which remains a wholly owned Subsidiary after consummation of such transaction, or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock except for the purchase from time to time by Adaptive of Adaptive Common Stock in connection with the Adaptive Benefit Plans in the ordinary course of business consistent with past practice.

         (c)     Issuance of Securities.
                 ----------------------

         Adaptive shall not, and shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Adaptive Voting Debt or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares or Adaptive Voting Debt, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than (i) the issuance of Adaptive Common Stock upon the exercise of Adaptive Stock Options in accordance with their present terms or pursuant to Adaptive Stock Options or other stock-based awards granted pursuant to clause (ii) below, (ii) the granting of up to 1,000,000 Adaptive Stock Options or other stock based awards of or to acquire shares of Adaptive Common Stock granted under Adaptive Stock Option Plans outstanding on the date hereof in the ordinary course of business consistent with past practice, (iii) issuances by a wholly owned Subsidiary of Adaptive of capital stock to such Subsidiary's parent or another wholly owned Subsidiary of Adaptive, or (iv) issuances disclosed in Section 4.2(c) of the Adaptive Disclosure Schedule.

         (d)     Governing Documents.
                 -------------------

         Except as set forth in Section 4.2(d) of the Adaptive Disclosure Schedule or to the extent required to comply with their respective obligations hereunder or with applicable law, Adaptive and its Subsidiaries shall not amend or propose to amend their respective certificates of incorporation or bylaws.

         (e)     No Acquisitions.
                 ---------------

         Adaptive shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merger or consolidation, or by purchasing an equity interest in or the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (excluding the acquisition of assets used in the operations of the business of Adaptive and its

Subsidiaries in the ordinary course, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor). Without limiting the foregoing, Adaptive shall not, and shall not permit any of its Subsidiaries to, engage in (x) internal reorganizations or consolidations involving existing Subsidiaries of Adaptive or (y) the creation of new Subsidiaries of Adaptive organized to conduct or continue activities otherwise permitted by this Agreement.

         (f)     No Dispositions.
                 ---------------

         Adaptive shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets (including capital stock of Subsidiaries of Adaptive) except in the ordinary course of business.

         (g)     Investments; Indebtedness.
                 -------------------------

         Adaptive shall not, and shall not permit any of its Subsidiaries to, other than as disclosed in Section 4.2(g) of the Adaptive Disclosure Schedule, make any loans, advances or capital contributions to, or investments in, any Person, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Adaptive or any of its Subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person (other than any wholly owned Subsidiary) or enter into any arrangement having the economic effect of any of the foregoing (collectively, "Adaptive Indebtedness"), except in the ordinary course of business consistent
 ---------------------
with past practice and in any event not in excess of $1,000,000.

         (h)     Tax-Free Qualification.
                 ----------------------

         Adaptive shall use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its Subsidiaries to, take any action (including any action otherwise permitted by this Section 4.2) that would prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code.

         (i)     Compensation.
                 ------------

         Except as required by law or by the terms of any collective bargaining agreement or other agreement currently in effect between Adaptive or any Subsidiary of Adaptive and any officer or employee thereof, Adaptive shall not enter into or amend any employment, or severance or similar arrangement with any officer (with a title of vice president or above) whose salary and bonus is greater than $100,000 or increase the salary of any director, officer or employee of Adaptive or any material Subsidiary of Adaptive (except that Adaptive may make reasonable salary increases in connection with Adaptive customary employee review processes, the planned focal review in February 2001 and market adjustments), or make any increase in or commitment to increase any employee benefits or bonuses (except that Adaptive may pay reasonable bonuses in accordance with the bonus plans listed in Section 3.2(n) of the Adaptive Disclosure Schedule), other than pursuant to the terms of the Adaptive Stock Option Plans, accelerate the exercisability of any Adaptive Stock Options, make any severance payments (except for payments to employees terminated without cause consistent with past practice), adopt or amend or make any commitment to adopt or amend any Adaptive Benefit Plan or any plan, program or arrangement that would be a Adaptive Benefit Plan if in effect as of the date hereof or make any contribution, other than regularly scheduled contributions, to any Adaptive Benefit Plan (except for nonmaterial changes to be implemented in connection with the Adaptive open enrollment period).

         (j)     Accounting Methods; Income Tax Elections.
                 ----------------------------------------

         Except as disclosed in the Adaptive SEC Reports filed prior to the date of this Agreement, or as required by a Governmental Entity, Adaptive shall not change its methods of accounting in effect at December 31, 1999, except as required by changes in GAAP as concurred in by Adaptive's independent public accountants. Adaptive shall not (i) change its fiscal year, (ii) make or change any Tax Election, (iii) change any annual Tax accounting period, (iv) change any method of Tax accounting, (v) file any amended Tax Return, (vi) enter into any closing agreement relating to any Tax, (vii) settle any Tax claim or assessment, or (viii) surrender any right to claim a Tax Refund, that, individually or in the aggregate, in the United States or elsewhere, would be material to Adaptive or the Surviving Corporation.

         (k)     Material Contracts and Arrangements.
                 -----------------------------------

         Adaptive shall not, and shall not permit any of its Subsidiaries to,
(i) other than customer contracts entered into, renewed or amended in the ordinary course of business with existing customers or contracts entered into, renewed, amended or terminated with the express approval of Daniel Scharre after consultation with Western in accordance with Section 5.13, enter into, renew, amend any material term of or terminate any contract or agreement that calls for aggregate payments of $100,000 or more and which is not either (x) terminable at will on 60 days or less notice without payment of a penalty or (y) of a term of less than one year; or (ii) enter into or amend any agreements or arrangements that could, after the Effective Time, limit or restrict Western or any of its Affiliates (including Western) or any successor thereto, from engaging or competing in any line of business or in any geographic area.

         (l)     Settlements.
                 -----------

         Adaptive shall not, and shall not permit any of its Subsidiaries to, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit, controversy or similar dispute or proceeding.

         (m)     Intellectual Property.
                 ---------------------

         Adaptive shall not amend, modify or terminate any existing Adaptive IP License, execute any new Adaptive IP License, sell, license or otherwise dispose of, in whole or in part, any Adaptive IP, and/or subject any Adaptive IP to any Lien, other than pursuant to contracts or agreements entered into in the ordinary course of business consistent with past practice.

         (n)     No Related Actions.
                 ------------------

         Adaptive will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

         4.3     Governmental Filings.
                 --------------------

         Each party shall (a) confer on a reasonable basis with the other and
(b) report to the other (to the extent permitted by law or regulation or any applicable confidentiality agreement) on operational matters. Adaptive and Western shall file all reports required to be filed by each of them with the SEC (and all other Governmental Entities) between the date of this Agreement and the Effective Time and shall, if requested by the other party and to the extent permitted by law or regulation or any applicable confidentiality agreement, deliver to the other party copies of all such reports, announcements and publications promptly after such request.


                                   ARTICLE V
                              ADDITIONAL AGREEMENTS

         5.1   Preparation of Proxy Statement; Stockholders Meetings.
               -----------------------------------------------------

               (a) As promptly as reasonably practicable following the date hereof, Western and Adaptive shall cooperate in preparing and each shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the joint proxy statement/prospectus relating to the matters to be submitted to the Western stockholders at the Western Stockholders Meeting (as defined in Section 5.1(c)) and the matters to be submitted to the Adaptive stockholders at the Adaptive Stockholders Meeting (defined in Section 5.1(b)) (such proxy statement/prospectus, and any amendments or supplements thereto, the "Joint Proxy Statement/Prospectus") and Western shall prepare and file with the
 --------------------------------
SEC a registration statement on Form S-4 with respect to the issuance of Western Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the "Form S-4"). Each of Western and Adaptive shall use its reasonable
              --------
efforts to cause Simpson Thacher & Bartlett and Cooley Godward LLP, respectively, to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act, which tax opinion shall be included as an exhibit to the Form S-4. The Joint Proxy Statement/Prospectus will be included as a prospectus in and will constitute a part of the Form S-4 as Western's prospectus. Each of Western and Adaptive shall use reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC and to keep the
Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated hereby and thereby. Western and Adaptive shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Joint Proxy Statement/Prospectus or Form S-4 received from the SEC. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC, and will provide each other with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Form S-4 shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed; provided
                                                                       --------
that with respect to documents filed by a party that are incorporated by reference in the Form S-4 or Joint Proxy Statement/Prospectus, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations. Western will use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Western stockholders, and Adaptive will use reasonable best efforts to cause the

Joint Proxy Statement/Prospectus to be mailed to Adaptive's stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Western shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the Merger and each of Adaptive and Western shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Western Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4. If at any time prior to the Effective Time any information relating to Western or Adaptive, or any of their respective affiliates, officers or directors, should be discovered by Western or Adaptive, which information should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Western and Adaptive.

         (b) Adaptive shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders on a date determined in accordance with the mutual agreement of Adaptive and Western (the "Adaptive
                                                                   --------
Stockholders Meeting") for the purpose of obtaining the Adaptive Stockholder
--------------------
Approval and shall take all lawful action to solicit the Adaptive Stockholder Vote; and the Board of Directors of Adaptive shall recommend adoption of this Agreement and the transactions contemplated hereby by the stockholders of Adaptive (the "Adaptive Recommendation"), and shall not, unless Western makes a
               -----------------------
change in the Western Recommendation, (x) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Western such recommendation or (y) take any action or make any statement (other than any action described in the foregoing clause (x)) in connection with the Adaptive Stockholders Meeting inconsistent with such recommendation (collectively, a "Change in the Adaptive Recommendation"); provided, however, any action or
 -------------------------------------    --------  -------
statement under clause (y) will not be deemed a Change in the Adaptive Recommendation provided (I) such action or statement is taken or made pursuant to advice from Cooley Godward LLP, counsel to Adaptive, to the effect that such action or statement is required by applicable law, (II) if a Adaptive Public Proposal has been made and not rescinded, such action or statement shall not relate to such Adaptive Public Proposal other than any factual statement required by any regulatory authority (including the SEC) and shall in any event include a rejection of such Adaptive Public Proposal and (III) such action or statement also includes a reaffirmation of the Adaptive Board of Directors approval of the Merger and the other transactions contemplated hereby and recommendation to the Adaptive stockholders to adopt this Agreement; provided,
                                                                     --------
further, however, that the Board of Directors of Adaptive may make a Change in
-------  -------
the Adaptive Recommendation pursuant to Section 5.4 hereof. Notwithstanding any Change in the Adaptive Recommendation, this Agreement shall be submitted to the stockholders of Adaptive at the

Adaptive Stockholders Meeting for the purpose of voting upon this Agreement and nothing contained herein shall be deemed to relieve Adaptive of such obligation.

         (c) Western shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders on a date determined in accordance with the mutual agreement of Western and Adaptive (the "Western
                                                                   -------
Stockholders Meeting") for the purpose of obtaining the Western Stockholder
--------------------
Approval with respect to the transactions contemplated by this Agreement and shall take all lawful action to solicit the Western Stockholder Vote, and the Board of Directors of Western shall recommend approval of the issuance of Western Common Stock pursuant to this Agreement by the stockholders of Western (the "Western Recommendation"), and shall not, unless Adaptive makes a Change in
      ----------------------
the Adaptive Recommendation, (x) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Adaptive such recommendation or (y) take any action or make any statement (other than any action described in the foregoing clause (x)) in connection with the Western Stockholders Meeting inconsistent with such recommendation (collectively, a "Change in the Western Recommendation"); provided, however, any action or
 ------------------------------------    --------  -------
statement under clause (y) will not be deemed a Change in the Western Recommendation provided (I) such action or statement is taken or made pursuant to advice from Simpson Thacher & Bartlett, counsel to Western, to the effect that such action or statement is required by applicable law, (II) if a Western Public Proposal has been made and not rescinded, such action or statement shall not relate to such Western Public Proposal other than any factual statement required by any regulatory authority (including the SEC) and shall in any event include a rejection of such Western Public Proposal and (III) such action or statement also includes a reaffirmation of the Western Board of Directors' approval of the Merger and the other transactions contemplated hereby and recommendation to the Western stockholders to approve the issuance of Western Common Stock pursuant to this Agreement; provided, further, however, that the
                                         --------  -------  -------
Board of Directors of Western may make a Change in the Western Recommendation pursuant to Section 5.4 hereof. Notwithstanding any Change in the Western Recommendation, this Agreement shall be submitted to the stockholders of Western at the Western Stockholders Meeting for the purpose of approving the issuance of Western Common Stock pursuant to this Agreement and nothing contained herein shall be deemed to relieve Western of such obligation.

         5.2     Access to Information.
                 ---------------------

                 Upon reasonable notice, each party shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other party reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers and employees and, during such period, such party shall (and shall cause its Subsidiaries to) furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of Federal or state securities laws and the HSR Act and (b) all other information concerning it and its business, properties and personnel as such other party may reasonably request. The parties will hold any such information obtained pursuant to this
Section 5.2 in confidence in accordance with, and shall otherwise be subject to, the provisions of the confidentiality letter dated September 6, 2000, between Adaptive and Western (the "Confidentiality Agreement"), which Confidentiality
                           -------------------------
Agreement shall continue in full force and effect. Any investigation by either of Western or Adaptive shall not affect the representations and warranties of the other.

     5.3 Reasonable Best Efforts.
         -----------------------

         (a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, tax ruling requests and other documents and to obtain as promptly as practicable all Necessary Consents and all other consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement (collectively, the "Required
                                                                --------
Approvals") and (ii) taking all reasonable steps as may be necessary to obtain
---------
all such Necessary Consents and the Required Approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to make, as promptly as practicable, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby (which filing shall be made in any event within 10 Business Days of the date hereof), (ii) all appropriate and necessary filings with the European Commission in accordance with applicable competition, merger control, antitrust, investment or similar laws and any necessary filings under the Canadian Investment Regulations within the time periods specified thereunder, and (iii) all other necessary filings with other Governmental Entities relating to the Merger, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to such laws or by such authorities and to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of Required Approvals under such other laws or from such authorities as soon as practicable. Notwithstanding the foregoing, nothing in this Section 5.3 or the other provisions of this Agreement shall require, or be deemed to require, (x) Western or Adaptive or any of their respective Subsidiaries to agree to divest or hold separate any material business or assets or to effect any such divestiture or action, (y) Western or Adaptive or any of their Subsidiaries to agree to any material restrictions or conditions on the conduct of their or their Subsidiaries' businesses or (z) Western or Adaptive to take any other action if doing so would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Western after the Merger.

         (b) Each of Adaptive and Western shall, in connection with the efforts referenced in Section 5.3(a) to obtain all Required Approvals, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the "DOJ"), the Federal Trade Commission (the "FTC") or
                            ---                                       ---
any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) consult with each other in advance to the extent practicable of any meeting or conference with, the DOJ, the FTC or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

         (c) In furtherance and not in limitation of the covenants of the parties contained in Section 5.3(a) and (b), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law (as defined below), or if any statute, rule, regulation, executive order, decree, injunction or administrative order is enacted, entered, promulgated or enforced by a Governmental Entity which would make the Merger or the other transactions contemplated hereby illegal or would otherwise prohibit or materially impair or delay the consummation of the Merger or the other transactions contemplated hereby, each of Adaptive and Western shall cooperate in all reasonable respects with each other and, subject to Section 5.3(a), seek to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation, executive order, decree, injunction or administrative order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.3 shall limit a party's right to terminate this Agreement pursuant to Section 7.1(b) or 7.1(c) so long as such party has up to then complied with its obligations under this Section 5.3. For purposes of this Agreement, "Regulatory Law" means the Sherman Act, as amended, the Clayton Act,
            --------------
as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate (i) mergers, acquisitions or other business combinations, (ii) foreign investment or (iii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

         (d) Each of Adaptive and Western and its respective Board of Directors shall, if any state takeover statute or similar statute becomes applicable to this Agreement, the Merger or any other transactions contemplated hereby or thereby, take all action reasonably necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated hereby.

     5.4 Non-Solicitation.
         ----------------

         (a) Without limitation on any of such party's other obligations under this Agreement (including under Article IV hereof), each of Western and Adaptive agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its reasonable best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its Significant Subsidiaries, or any purchase or sale of 10% or more of the consolidated assets (including without limitation stock of its Subsidiaries) of such party and its Subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, the equity securities of such party that, if consummated, would result in any Person (or the stockholders of such Person) beneficially owning securities representing 20% or more of the total voting power of such party (or of the surviving parent entity in such transaction) or any of its Significant Subsidiaries (any such proposal, offer or transaction (other than a proposal or offer made by the other party or an Affiliate thereof) being hereinafter referred to as an "Acquisition Proposal"),
                                                        --------------------
(ii) have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iv) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement.

         (b) Notwithstanding anything in this Agreement to the contrary but subject to clause (c) below, (i) each of Western and Adaptive or its respective Board of Directors shall be permitted to, to the extent applicable, comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, and (ii) each of Western and Adaptive or its respective Board of Directors shall be permitted to engage in the matters set forth in clauses (a) (ii) to (iv) above (other than executing or entering into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement) and to make a Change in the Western Recommendation or a Change in the Adaptive Recommendation, as the case may be, in connection with an unsolicited bona fide written Acquisition Proposal by any third party, if and only to the extent that: (w) its Stockholders Meeting shall not have occurred, (x) its Board of Directors concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined below), (y) its Board of Directors, after consultation with outside counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; and (z) the Board of Directors of the subject party shall have received from such Person a confidentiality agreement substantially in the form of the Confidentiality Agreement; provided that if such confidentiality agreement contains provisions
           --------
that are less restrictive than the comparable provision, or omits restrictive provisions, contained in the Confidentiality Agreement, then the Confidentiality Agreement will be deemed to be amended to contain only such less restrictive provisions or to omit such restrictive provisions, as the case may be. "Superior
                                                                        --------
Proposal" means with respect to Adaptive or Western, as the case may be, a bona
--------
fide written proposal made by a Person other than either such party which is (I) for a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving such party as a result of which the other party thereto or its stockholders will own 40% or more of the combined voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) and (II) is on terms which the Board of Directors of such party in good faith concludes (following receipt of the advice of its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal (x) would, if consummated, result in a transaction that is more favorable to the stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement and (y) is reasonably capable of being completed.

         (c) Each of Adaptive and Western agrees that it will (i) promptly (and in any event not later than the day following receipt of any proposal or offer) advise the other orally and in writing of the status and terms (including the identity of the Person making the such inquiry or proposal and the nature and amount of consideration offered) of any such proposals or offers and the status and terms of any such discussions or negotiations, (ii) continuously keep the other party informed of developments relating to such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives and (iii) other than as contemplated by this Agreement, not sign any agreement inconsistent with the consummation of the Merger prior to the time that this Agreement is terminated in accordance with its terms. Each of Western and Adaptive agrees that it will, and will cause its officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. Each of Western and Adaptive agrees that it will use reasonable best efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 5.4. Nothing in this Section 5.4 shall permit Western or Adaptive to terminate this Agreement (except as specifically provided in Article VII hereof) or affect any other obligation of Western or Adaptive under this Agreement. Neither Western nor Adaptive shall submit to the vote of its stockholders any Acquisition Proposal other than the Merger.

     5.5 Fees and Expenses.
         -----------------

         Subject to Section 7.2, whether or not the Merger is consummated, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except (a) if the Merger is consummated, the Surviving Corporation shall pay, or cause to be paid, any and all property or transfer taxes imposed in connection with the Merger and (b) Expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement/Prospectus and Form S-4, which shall be shared equally by Western and Adaptive. As used in this Agreement, "Expenses" includes all out-of-pocket expenses (including, without
            --------
limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the WMC Holding Voting Agreement, the Stock Option Agreements and the transactions contemplated hereby and thereby, including the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and Form S-4 and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby and thereby.

     5.6 Directors' and Officers' Indemnification and Insurance.
         ------------------------------------------------------

         (a) The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in Article XII of the certificate of incorporation and Article VII of the bylaws of Adaptive, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers or employees of Adaptive.

         (b) Western shall cause to be maintained in effect for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by Adaptive (provided that Western may substitute therefore policies of at least the same coverage containing terms and conditions which are not materially less advantageous) with respect to matters or events occurring prior to the Effective Time to the extent available; provided, however, that in no event shall Western be required to expend more than an amount per year equal to 200 percent of Adaptive's current premiums to maintain or procure insurance coverage pursuant hereto; and, provided, further that if the annual premiums of such insurance coverage exceed such amount, Western shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

         (c) After the Effective Time, Western agrees that it will indemnify and hold harmless each present and former director and officer of Adaptive, determined as of the Effective Time (the "Indemnified Parties"), against any
                                          -------------------
costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in
                                                       -----
connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters relating to their duties or actions in their capacity as officers and directors and existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law (and Western shall also advance fees and expenses (including reasonable attorneys' fees) as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides a customary undertaking complying with applicable law to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

         (d) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to Adaptive or any of its officers, directors or employees, it being understood and agreed that the indemnification provided for this Section 5.6 is not prior to or in substitution for any such claims under such policies.

     5.7 Board of Directors and Officers.
         -------------------------------

         Prior to the Effective Time, Western shall take all actions necessary to appoint Frederick Lawrence and Daniel Scharre to the Board of Directors of Western and to elect Daniel Scharre and Donna Birks as President and Chief Operating Officer and Chief Financial Officer, respectively, of Western, in each case effective at the Effective Time.

     5.8 Public Announcements.
         --------------------

         The initial press release pertaining to the transactions contemplated by this Agreement shall be a joint press release and thereafter Western and Adaptive shall consult with each other before issuing communications to employees regarding the transactions contemplated by this Agreement or any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with its securities exchange; provided that either party may publicly file this Agreement promptly following the date hereof. Adaptive and Western shall each provide to the other a copy of each press release or other public statement relating to its business reasonably in advance of making such release or statement.

     5.9 Accountant's Letters.
         --------------------

         Each of Adaptive and Western shall use its reasonable best efforts to cause to be delivered to the other party a letter of its independent public accountants, dated a date within two business days before the date on which the S-4 shall become effective and addressed to the other, in form and substance reasonably satisfactory to the other and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the S-4.

     5.10 Listing of Shares of Western Common Stock.
          -----------------------------------------

          Western shall use its reasonable best efforts to cause the shares of Western Common Stock to be issued in the Merger and the shares of Western Common Stock to be reserved for issuance upon exercise of the Adaptive Stock Options to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Closing Date.

     5.11 Affiliates.
          ----------

          Not less than 45 days prior to the date of the Adaptive Stockholders Meeting, Adaptive shall deliver to Western a letter identifying all persons who, in the judgment of Adaptive, may be deemed at the time this Agreement is submitted for adoption by the stockholders of Adaptive, "affiliates" of Adaptive for purposes of Rule 145 under the Securities Act and applicable SEC rules and regulations, and such list shall be updated as necessary to reflect changes from the date thereof. Adaptive shall use its reasonable best efforts to cause each person identified on such list to deliver to Western not less than 30 days prior to the Effective Time a written agreement in form and substance reasonably satisfactory to Adaptive and Western.

     5.12 Benefits Maintenance.
          --------------------

          Western shall maintain for a period of three (3) years after the Effective Time, without interruption, employee compensation and benefit plans, programs and policies and fringe benefits (including post-employment welfare benefits) that will provide benefits to each employee of Adaptive who continues employment with Western or any of its Affiliates (including Adaptive) after the Effective Time that are, in the aggregate, no less favorable than those provided pursuant to similar employee compensation and benefit plans, programs and policies, and fringe benefits, of Western as in effect on the Effective Time. Employees of Adaptive who continue employment with Western shall be given credit for all service with Adaptive (or service credited by Adaptive for similar plans, programs or policies) under all employee compensation and benefit plans, programs and policies and fringe benefits of Western in which they become participants for purposes of eligibility, vesting and benefit accrual (other than benefit accrual under tax qualified defined benefit plans which would provide a duplication of benefits to employees of Adaptive).

     5.13 Agreement to Consult on Certain Matters.
          ---------------------------------------

          Between the date hereof and the Effective Time, Adaptive and Western will confer on a regular basis with one or more representatives of the other party to report on operational matters and any proposals to engage in new contracts and transactions. In addition, (i) Adaptive shall promptly notify Western of the occurrence any Material Adverse Effect on Adaptive or of any change or event that would have caused a representation and warranty made by Adaptive pursuant to Section 3.2 of this Agreement to be untrue in any material respect if it were made as of such date, and (ii) Western shall promptly notify Adaptive of the occurrence any Material Adverse Effect on Western or of any change or event that would have caused a representation and warranty made by Western pursuant to Section 3.1 of this Agreement to be untrue in any material respect if it were made as of such date.

     5.14 Adaptive Rights Agreement.
          -------------------------

          The Adaptive Board shall take all action (in addition to that referred to in Section 3.2(s)) necessary or desirable (including redeeming the Adaptive Rights immediately prior to the Effective Time or amending the Adaptive Rights Agreement) in order to render the Adaptive Rights inapplicable to the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreements. Except in connection with the foregoing sentence, the Board of Directors of Adaptive shall not, without the prior written consent of Western, (i) amend the Adaptive Rights Agreement or (ii) take any action with respect to, or make any determination under, the Adaptive Rights Agreement, in each case in order to facilitate any Acquisition Proposal with respect to Adaptive.

                                   ARTICLE VI
                              CONDITIONS PRECEDENT

     6.1 Conditions to Each Party's Obligation to Effect Merger.
         ------------------------------------------------------

         The respective obligations of Adaptive and Western to effect the Merger and the transactions contemplated hereby are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

         (a) Stockholder Approval. (i) Adaptive shall have obtained the Adaptive
             --------------------
Stockholder Approval and (ii) Western shall have obtained the Western Stockholder Approval.

         (b) No Injunctions or Restraints; Illegality. No laws shall have been
             ----------------------------------------
adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

         (c) HSR Act. The waiting period (and any extension thereof) applicable
             -------
to the Merger under the HSR Act shall have been terminated or shall have expired.

         (d) NASDAQ. The shares of Western Common Stock to be issued in the
             ------
Merger and such other shares of Western Common Stock to be reserved for issuance in connection with the Merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

         (e) Effectiveness of the Form S-4. The Form S-4 shall have been
             -----------------------------
declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

     6.2 Additional Conditions to Obligations of Western.
         -----------------------------------------------

         The obligation of Western to effect the Merger and the transactions contemplated hereby is subject to the satisfaction, or waiver by Western, on or prior to the Closing Date of the following conditions:

         (a) Representations and Warranties. (i) The representations and
             ------------------------------
warranties of Adaptive set forth in this Agreement that are qualified as to Material Adverse Effect shall be true and correct as of the date of this Agreement and as of immediately prior to the Effective Time (except to the extent such representations and warranties shall refer to a specific date, in which case such representations and warranties shall have been so true and correct as of such date) with the same force and effect as if then made and (ii) the representations and warranties of Adaptive set forth in this Agreement that are not qualified as to Material Adverse Effect shall be true and correct in all material respects as of the date of this Agreement and immediately prior to the Effective Time (except to the extent such representations and warranties shall have been made as of an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date) with the same force and effect as if then made, except that this clause (ii) shall be deemed to be satisfied so long as any failures of such representations and warranties to be true and correct, taken together, have not had and will not have a Material Adverse Effect on Adaptive; and Western shall have received a certificate of a senior executive officer and a senior financial officer of Adaptive to such effect.

         (b) Performance of Obligations of Adaptive. Adaptive shall have
             --------------------------------------
performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date, and Western shall have received a certificate of a senior executive officer and a senior financial officer of Adaptive to such effect.

         (c) Tax Opinion. Western shall have received from Simpson Thacher &
             -----------
Bartlett, counsel to Western, on the Closing Date, a written opinion to the effect that for federal income tax purposes (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Adaptive and Western will be a party to the reorganization within the meaning of
Section 368(b) of the Code. In rendering such opinion, counsel to Western shall be entitled to rely upon information, representations and assumptions provided by Western and Adaptive substantially in the form of Exhibits 6.2(c)(1), and 6.2(c)(2) (allowing for such amendments to the representations as counsel to Western deems reasonably necessary).

     6.3 Additional Conditions to Obligations of Adaptive.
         ------------------------------------------------

         The obligations of Adaptive to effect the Merger and the transactions contemplated hereby is subject to the satisfaction, or waiver by Adaptive, on or prior to the Closing Date of the following additional conditions:

         (a) Representations and Warranties. (i) The representations and
             ------------------------------
warranties of Western and Merger Sub, as applicable, set forth in this Agreement that are qualified as to Material Adverse Effect shall be true and correct as of the date of this Agreement and as of immediately prior to the Effective Time (except to the extent such representations and warranties shall refer to a specific date, in which case such representations and warranties shall have been so true and correct as of such date) with the same force and effect as if then made and (ii) the representations and warranties of Western and Merger Sub, as applicable, set forth in this Agreement that are not qualified as to Material Adverse Effect shall be true and correct in all material respects the date of this Agreement and immediately prior to the Effective Time (except to the extent such representations and warranties shall have been made as of an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date) with the same force and effect as if then made, except that this clause (ii) shall be deemed to be satisfied so long as any failures of such representations and warranties to be true and correct, taken together, have not had and will not have a Material

Adverse Effect on Western; and Adaptive shall have received a certificate of a senior executive officer and a senior financial officer of each of Western and Merger Sub to such effect.

         (b) Performance of Obligations of Western and Merger Sub. Each of
             ----------------------------------------------------
Western and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Dates, and Adaptive shall have received a certificate of a senior executive officer and a senior financial officer of each of Western and Merger Sub to such effect.

         (c) Tax Opinion. Adaptive shall have received from Cooley Godward LLP,
             -----------
counsel to Adaptive, on the Closing Date, a written opinion to the effect that for federal income tax purposes (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (ii) each of Adaptive and Western will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel to Adaptive shall be entitled to rely upon information, representations and assumptions provided by Western, Merger Sub and Adaptive substantially in the form of Exhibits 6.2(c)(1) and 6.2(c)(2) (allowing for such amendments to the representations as counsel to Adaptive deems reasonably necessary).

                                  ARTICLE VII
                            TERMINATION AND AMENDMENT

     7.1 Termination.
         -----------

         This Agreement may be terminated at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties and, except as provided below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Adaptive or Western:

         (a) By mutual written consent of Western and Adaptive;

         (b) By either Adaptive or Western, if the Effective Time shall not have occurred on or before June 30, 2001 (the "Termination Date"); provided, however,
                                          ----------------    --------  -------
that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including without limitation such party's obligations set forth in Section 5.3) has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

         (c) By either Adaptive or Western, if any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action (which the terminating party shall have used its reasonable best efforts to resist, resolve or lift, as applicable, in accordance with and subject to Section 5.3) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree or ruling or to take any other action, and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable (which order, decree, ruling or other action the terminating party shall have used its reasonable best efforts to obtain, in accordance with and subject to Section 5.3), in the case of each of (i) and (ii) which is necessary to fulfill the conditions set forth in Sections 6.1(c), (d) or (e), as applicable; provided, however, that the right to terminate this Agreement under
            --------  -------
this Section 7.1(c) shall not be available to any party whose failure to comply with Section 5.3 has been the cause of such action or inaction;

         (d) By either Adaptive or Western, if the approvals of the stockholders of either Western or Adaptive contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or of any adjournment thereof at which the vote was taken;

         (e) By Western, if Adaptive shall have (i) failed to make the Adaptive Recommendation or (ii) materially breached its obligations under this Agreement by reason of: a failure to call the Adaptive Stockholders Meeting in accordance with Section 5.1(b); a Change in the Adaptive Recommendation; approval or recommendation of (or any proposal to publicly approve or recommend) any Acquisition Proposal; or a failure by Adaptive to prepare and mail to its stockholders the Joint Proxy Statement/Prospectus in accordance with Section 5.1(a);

         (f) By Adaptive, if Western shall have (i) failed to make the Western Recommendation or (ii) materially breached its obligations under this Agreement by reason of: a failure to call the Western Stockholders Meeting in accordance with Section 5.1(c); a Change in the Western Recommendation; approval or recommendation of (or any proposal to publicly approve or recommend) any Acquisition Proposal; or a failure by Western to prepare and mail to its stockholders the Joint Proxy Statement/Prospectus in accordance with Section 5.1(a);

         (g) By Western, if Adaptive shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 6.2(a) or (b) are not capable of being satisfied on or before the Termination Date;

         (h) By Adaptive, if Western shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 6.3(a) or (b) are not capable of being satisfied on or before the Termination Date; or

         (i) By either Adaptive or Western, on the business day immediately preceding the date scheduled for the Closing pursuant to Section 1.2, if either of the following conditions are satisfied:

         (A) the Average Western Closing Price shall be less than or equal to $10.00; or

         (B) the product of (x) 0.7 and (y) the ratio obtained by dividing the Final Index Price by the Initial Index Price, shall be greater than (z) the ratio obtained by dividing the Average Western Closing Price by the Average Western Starting Price;

provided, however, that the right to terminate this Agreement under this Section
--------  -------
7.1(i) shall not be available to any party that has incurred a Section 7.1(i) Event.

     7.2 Effect of Termination.
         ---------------------

         (a) In the event of termination of this Agreement by either Adaptive or Western as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Western or Adaptive or their respective officers or directors except with respect to the second sentence of Section 5.2, Section 5.5, this Section 7.2 and Article VIII, which provisions shall survive such termination, and except that, notwithstanding anything to the contrary contained in this Agreement, neither Western nor Adaptive shall be relieved or released from any liabilities or damages arising out of its willful breach of this Agreement.

         (b) If (A) (I) either party shall terminate this Agreement pursuant to
Section 7.1(d) (provided that the basis for such termination is the failure to obtain the Adaptive Stockholder Approval) or pursuant to Section 7.1(b) without the Adaptive Stockholder Meeting having occurred, (II) at any time after the date of this Agreement and before such termination an Acquisition Proposal with respect to Adaptive shall have been publicly announced or otherwise communicated to the Board of Directors and stockholders of Adaptive and not withdrawn prior to the Adaptive Stockholder Meeting having occurred, in the case of a termination pursuant to Section 7.1(d) (a "Adaptive Public Proposal") and (III)
                                           ------------------------
within nine months of such termination Adaptive or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal or (B) Western shall terminate this Agreement pursuant to
Section 7.1(e); then Adaptive shall promptly, but in no event later than the date of such termination (or in the case of clause (A), if later, the date Adaptive or its Subsidiary enters into such agreement with respect to, or consummates, such Acquisition Proposal), pay Western an amount equal to $27,500,000 by wire transfer of immediately available funds (less any amounts previously paid to Western pursuant to Section 7.2(d)).

         (c) If (A) (I) either party shall terminate this Agreement pursuant to
Section 7.1(d) (provided that the basis for such termination is the failure to obtain the Western Stockholder Approval) or pursuant to Section 7.1(b) without the Western Stockholder Meeting having occurred, (II) at any time after the date of this Agreement and before such termination an Acquisition Proposal with respect to Western shall have been publicly announced or otherwise communicated to the Board of Directors and stockholders of Western and not withdrawn prior to the Western Stockholder Meeting having occurred, in the case of a termination pursuant to Section 7.1(d) (a "Western Public Proposal") and (III) within nine
                               -----------------------
months of such termination Western or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal or (B) Adaptive shall terminate this Agreement pursuant to Section 7.1(f); then Western shall promptly, but in no event later than the date of such termination (or in the case of clause (A), if later, the date Western or its Subsidiary enters into such agreement with respect to, or consummates, such Acquisition Proposal), pay Adaptive an amount equal to $27,500,000 by wire transfer of immediately available funds.

         (d) If either party shall terminate this Agreement pursuant to Section 7.1(d) (provided that the basis for such termination is the failure to obtain the Adaptive Stockholder Approval), then Adaptive shall promptly, but in no event later than the date of such termination, reimburse Western for all out-of-pocket fees and expenses incurred by Western relating to the transactions contemplated by this Agreement, up to a maximum of $6,000,000, by wire transfer of immediately available funds; provided, that no payment shall be made pursuant
                                --------
to this sentence if a termination fee has been paid to Western pursuant to
Section 7.2(b).

         (e) If (I) Western shall terminate this Agreement pursuant to Section 7.1(i) and (II) within nine months of such termination Western or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (for purposes of this clause (II), the term "Acquisition Proposal" shall have the meaning assigned to such term in Section
 --------------------
5.4(a) except that references to "10%" and "20%" therein shall be deemed to be references to "50%"), then Western shall promptly, but in no event later than the date Western or its Subsidiary enters into such agreement with respect to, or consummates, such Acquisition Proposal, pay Adaptive an amount equal to $27,500,000 by wire transfer of immediately available funds (less any amounts previously paid to Adaptive pursuant to Section 7.2(g)).

         (f) If (I) Adaptive shall terminate this Agreement pursuant to Section 7.1(i) and (II) within nine months of such termination Adaptive or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (for purposes of this clause (II), the term "Acquisition Proposal" shall have the meaning assigned to such term in Section
 --------------------
5.4(a) except that references to "10%" and "20%" therein shall be deemed to be references to "50%"), then Adaptive shall promptly, but in no event later than the date Adaptive or its Subsidiary enters into such agreement with respect to, or consummates, such Acquisition Proposal, pay Western an amount equal to $27,500,000 by wire transfer of immediately available funds (less any amounts previously paid to Western pursuant to Section 7.2(g)).

         (g) If either party shall terminate this Agreement pursuant to Section 7.1(i), then the party exercising such termination right shall promptly, but in no event later than the date of such termination, reimburse the other party for all out-of-pocket fees and expenses incurred by such other party relating to the transactions contemplated by this Agreement, up to a maximum of $6,000,000, by wire transfer of immediately available funds.

         (h) The parties acknowledge that the agreements contained in this
Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement; accordingly, if either party fails promptly to pay any amount due pursuant to this Section 7.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against such party for the fee set forth in this Section 7.2, such party shall pay to the other party its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made notwithstanding the provisions of Section 5.5. The parties agree that any remedy or amount payable pursuant to this Section 7.2 shall not preclude any other remedy or amount payable hereunder and shall not be an exclusive remedy for any breach of any representation, warranty, covenant or agreement contained in this Agreement.

     7.3 Amendment.
         ---------

         This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Adaptive and Western, but, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     7.4 Extension; Waiver.
         -----------------

         At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

                                  ARTICLE VIII
                               GENERAL PROVISIONS

     8.1 Non-Survival of Representations, Warranties and Agreements.
         ----------------------------------------------------------

         None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, agreements and other provisions, shall survive the Effective Time, except for those covenants, agreements and other provisions contained herein (including Section 5.6 and Section 5.9) that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article VIII.

     8.2 Notices.
         -------

         All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

         (a) if to Western to:

             Western Multiplex Corporation
             1196 Borregas Avenue
             Sunnyvale, California 94089
             Fax:  (408) 734-4573
             Attention:  Chief Financial Officer

             with a copy to:

             Simpson Thacher & Bartlett
             10 Universal City Plaza, Suite 1850
             Universal City, California 91608
             Fax:  (818) 755-7009
             Attention:     Daniel Clivner, Esq.

         (b) if to Adaptive to:

             Adaptive Broadband Corporation
             1143 Borregas Avenue
             Sunnyvale, California 94089
             Fax:  (408) 743-3449
             Attention:  General Counsel

             with a copy to:

             Cooley Godward LLP
             One Maritime Plaza, 20th Floor
             San Francisco, California 94111
             Fax:  (415) 951-3699
             Attention:     Kenn Guernsey, Esq.

     8.3 Interpretation.
         --------------

         When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." In addition, each Section of this Agreement is qualified by the matters set forth with respect to such Section on the Western Disclosure Schedule, the Adaptive Disclosure Schedule and the Schedules to this Agreement, as applicable, to the extent specified therein and such other Sections of this Agreement to the extent a matter in such Section is disclosed in such a way as to make its relevance called for by such other Section readily apparent.

     8.4 Counterparts.
         ------------

         This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

     8.5 Entire Agreement; No Third Party Beneficiaries.
         ----------------------------------------------

         (a) This Agreement, the Confidentiality Agreement and the exhibits and schedules hereto and the other agreements and instruments of the parties delivered in connection herewith constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         (b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than
Section 5.6 (which is intended to be for the benefit of the Persons covered thereby).

     8.6 Governing Law.
         -------------

         This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to contracts executed and to be performed entirely within that state.

     8.7 Severability.
         ------------

         If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

     8.8 Assignment.
         ----------

         Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     8.9 Submission to Jurisdiction; Waivers.
         -----------------------------------

         Each of Western and Adaptive irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the Chancery or other Courts of the State of Delaware, and each of Western and Adaptive hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of Western and Adaptive hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts and (d) any right to a trial by jury.

     8.10 Enforcement.
          -----------

          The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.11 Definitions.
          -----------

          As used in this Agreement:

          (a) "Affiliate" shall have the meaning set forth in Rule 12b-2 of the
               ----------
rules and regulations promulgated under the Exchange Act.

          (b) "Average Western Closing Price" shall mean the average closing
               -----------------------------
prices of Western Common Stock as reported on the NASDAQ for the 10 consecutive Trading Days ending on the Determination Date, rounded to four decimal places. In the event Western pays, declares or otherwise effects a stock split, reverse stock split, reclassification or stock dividend or stock distribution with respect to the Western Common Stock between the date hereof and the Effective Time, appropriate adjustments will be made to the Average Western Closing Price.

          (c) "Average Western Starting Price" shall mean the average closing
               ------------------------------
prices of Western Common Stock on the NASDAQ for the 10 consecutive Trading Days beginning on the second Trading Day following the public announcement of this Agreement.

          (d) "Beneficial ownership" or "Beneficially own" shall have the
               --------------------      ----------------
meaning under Section 13(d) of the Exchange Act and the rules and regulations thereunder.

          (e) "Board of Directors" means the Board of Directors of any specified
               ------------------
Person and any committees thereof.

          (f) "Business Day" means any day on which banks are not required or
               ------------
authorized to close in the City of New York.

          (g) "Determination Date" means the second business day prior to the
               ------------------
date scheduled for the Closing pursuant to Section 1.2.

          (h) "Environmental Claim" means any written or oral notice, claim,
               -------------------
demand, action, suit, complaint, proceeding or other communication by any person alleging liability or potential liability under or relating to any Environmental Laws.

          (i) "Environmental Laws" means all applicable foreign, federal, state
               ------------------
and local statutes, rules, regulations, ordinances, orders, decrees and common law relating in any manner to contamination, pollution or protection of human health or the environment.

          (j) "Environmental Permits" means all permits, licenses, registrations
               ---------------------
and other governmental authorizations required under Environmental Laws for Adaptive and its subsidiaries to conduct their operations.

          (k) "Hazardous Materials" means all hazardous, dangerous or toxic
               -------------------
substances, including without limitation, petroleum (including without limitation crude oil or any fraction thereof), asbestos and asbestos-containing materials, and polychlorinated biphenyls, and any other material that is regulated pursuant to any Environmental Laws or that could result in liability under any Environmental Laws.

          (l) "Index Group" shall mean Airspan Networks, Inc; Breezecom Ltd;
               -----------
Ceragon Networks Ltd; DMC Stratex Networks, Inc; Floware Wireless Systems Ltd; Netro Corporation; P-Com Inc; Telaxis Communications Corporation; Triton Networks Systems, Inc.; and Vyyo, Inc. In the event that the common stock of any such company ceases to be publicly traded or a proposal shall be announced for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquirer's market capitalization as of the first full trading day following the date of this Agreement, such company will be removed from the Index Group.

          (m) "Initial Index Price" shall mean the average closing prices of the
               -------------------
companies in the Index Group (which average shall not be weighted in accordance with the market capitalization of such companies), subject to adjustment as set forth in the definition of Index Group) for the 10 consecutive Trading Day period referred to in the definition of Average Western Starting Price.

          (n) "Final Index Price" shall mean the weighted average closing prices
               -----------------
of the companies in the Index Group (which average shall not be weighted in accordance with the market capitalization of such companies) for the 10 consecutive Trading Day period referred to in the definition of Average Western Closing Price. If between the date of this Agreement and the Determination Date, the outstanding shares of any stock in the Index Group shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in any other securities or extraordinary cash dividend shall be declared with a record date within such period, or any similar event shall have occurred, appropriate adjustments shall be made to the Initial Index Price and the Final Index Price, as the case may be, for purposes of this Agreement.

          (o) "Known" or "Knowledge" means, with respect to any party, the
               -----      ---------
knowledge of such party's executive officers after reasonable inquiry.

          (p) "Material Adverse Effect" means, with respect to any entity any
               -----------------------
event, change, circumstance or effect that is or is reasonably likely to be materially adverse to (i) the business, assets, liabilities, prospects, financial condition or results of operations of such entity and its Subsidiaries taken as a whole or (ii) the ability of such entity to consummate the transactions contemplated by this Agreement; provided, however,
                                                            --------  -------
that, for purposes of clause (i), a Material Adverse Effect shall not include any event, change, circumstance or effect relating (w) to any employee attrition caused by the announcement of this Agreement and the transactions contemplated hereby, (x) to the economy or financial markets in general or (y) in general to the industries in which such entity operates (e.g., fixed wireless communications equipment) and not specifically relating to (or having the effect of specifically relating to or having a materially disproportionate effect (relative to most other industry participants) on) such entity or (z) solely to any reduction in the trading price of Western Common Stock or Adaptive Common Stock on the NASDAQ prior to the Effective Time that is not in connection with any other event, change, circumstance or effect that would otherwise constitute a Material Adverse Effect; provided that it is acknowledged and agreed that this clause (z) shall not affect either party's rights to terminate this Agreement pursuant to Section 7.1(i).

     (q) "The other party" means, with respect to Adaptive, Western and, with
          ---------------
respect to Western, Adaptive.

     (r) "Person" means an individual, corporation, limited liability company,
          ------
partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

     (s) "Section 7.1(i) Event", with respect to a party seeking to terminate
          --------------------
this Agreement pursuant to Section 7.1(i) hereof, means any news release, public announcement (other than an announcement of the transaction contemplated by this Agreement) or filing, or any other statement or communication that is required to be publicly disseminated pursuant to the federal securities laws, made by the party seeking to terminate this Agreement pursuant to Section 7.1(i) hereof, following which there occurs a decline of 20 percent or more in the average of the closing prices of either party's common stock on the NASDAQ for five consecutive trading days following such news release, public announcement, filing, statement or other communication, as compared to the average of the closing prices of the same party's common stock on the NASDAQ for the five trading days prior to such news release, public announcement, filing, statement or other communication.

     (t) "Subsidiary" when used with respect to any party means any corporation
          ----------
or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

     (u) "Tax" (and, with correlative meaning, "Taxes") means any federal,
          ---                                   -----
state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any taxing authority or any obligation to pay Taxes imposed on any entity for which a party to this Agreement is liable as a result of any indemnification provision or other contractual obligation.

     (v) "Tax Return" means any return, report or similar statement required to
          ----------
be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

     (w) "Trading Day" shall mean a day on which trading generally takes place
          -----------
on the NASDAQ and on which trading in Western Common Stock has not been halted or suspended.

     IN WITNESS WHEREOF, Western, Adaptive and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                 WESTERN MULTIPLEX CORPORATION


                                 By: /s/ Jonathan N. Zakin
                                     -------------------------------------------
                                     Name: Jonathan N. Zakin
                                     Title: Chairman and Chief Executive Officer


                                 ADAPTIVE BROADBAND CORPORATION


                                 By: /s/ Frederick D. Lawrence
                                     -------------------------------------------
                                     Name: Frederick D. Lawrence
                                     Title: Chairman and Chief Executive Officer


                                 WA MERGER SUB, INC.


                                 By: /s/ Jonathan N. Zakin
                                     -----------------------------------
                                     Name: Jonathan N. Zakin
                                     Title: President

                                                               EXHIBIT 6.2(c)(1)



                          Western Multiplex Corporation
                              1196 Borregas Avenue
                           Sunnyvale, California 94089

                                                                    ______, 2000

Simpson Thacher & Bartlett
425 Lexington Avenue
New York, New York  10017

Cooley Godward LLP
One Maritime Plaza, 20th Floor
San Francisco, California 94111-3580

Ladies and Gentlemen:

     We refer to the Agreement and Plan of Merger, dated as of November 12, 2000 (the "Agreement") among Western Multiplex Corporation, a Delaware corporation ("Western"), WA Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Western ("Merger Sub"), and Adaptive Broadband Corporation, a Delaware corporation ("Adaptive") which provides for the merger (the "Merger") of Merger Sub with and into Adaptive on the terms and conditions set forth, the time at which the Merger becomes effective being hereafter referred to as the "Effective Time." It is a condition to the consummation of the Merger that Simpson Thacher & Bartlett, counsel to Western, and Cooley Godward LLP, counsel to Adaptive, render opinions regarding certain United States federal income tax consequences of the Merger. Capitalized terms not defined herein have the meanings specified in the Agreement.

     In connection with such opinions to be rendered by each of you, and acknowledging that each of you will rely, with Western's consent, upon the statements and representations made in this letter in rendering such opinions, the undersigned certifies and represents to each of you on behalf of Western, after due investigation and inquiry that the statements and representations stated herein are true, correct and complete in all respects at the date hereof and except to the extent written notification to the contrary is received by you before the Effective Time will be true, correct and complete in all respects as of the Effective Time (as if made as of the Effective Time and thereafter, where relevant):

     1. The facts, representations and covenants relating to the Merger of Merger Sub with and into Adaptive, as reflected in the Merger Agreement and the ancillary agreement, thereto, and the Joint Proxy Prospectus prepared by Adaptive and Western are, insofar as such facts, pertain to Western and Merger Sub, true, accurate and complete in all material respects. The Merger will be carried out in accordance with the Merger Agreement, and none of the material terms and conditions therein have been or will be materially modified by Western, or to the knowledge of the management of Western, by Adaptive.

     2. Pursuant to the Merger, Merger Sub will merger with and into Adaptive, and Adaptive will acquire all of the assets and liabilities of Merger Sub. At least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by Adaptive immediately prior to the Merger and at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by Merger Sub immediately prior to the Merger will be held by Adaptive after the Merger. For the purpose of determining the percentage of Adaptive's and Merger Sub's net and gross assets held by Adaptive immediately following the Merger, the following assets will be treated as property held by Adaptive or Merger Sub, as the case may be, immediately prior to the Merger but not by Adaptive subsequent to the Merger:
(i) assets disposed of by Adaptive or Merger Sub (other than assets transferred by Merger Sub to Adaptive in the Merger) prior to or subsequent to the Merger and in contemplation thereof (including without limitation any asset disposed of by Adaptive or Merger Sub, other than in the ordinary course of business, pursuant to a plan or intent existing during the period ending at the Effective Time and beginning with the commencement of negotiations (whether formal or informal) with Adaptive regarding the Merger (the "Pre-Merger Period")), (ii) assets used by Adaptive or Merger Sub to pay expenses or liabilities incurred in connection with the Merger, (iii) assets used by Adaptive or Merger Sub to make payments to Adaptive stockholders in lieu of fractional shares of Western Common Stock and (iv) assets used by Adaptive or Merger Sub to make distribution, redemption or other payments in respect of Adaptive stock or rights to acquire such stock (including payments treated as such for tax purposes) that are made in contemplation of the Merger or related thereto.

     3. The Merger is being undertaken for business reasons and not for the purpose of tax avoidance.

     4. The Adaptive Common Stock will be surrendered pursuant to the Merger in an arm's-length exchange, and the fair market value of Western Common Stock and cash in lieu of a fractional share of Western Common Stock received by each Adaptive stockholder will be approximately equal to the fair market value of Adaptive Common Stock surrendered by such stockholder in the Merger. In connection with the Merger, no holder of Adaptive Common Stock will receive in exchange for Adaptive Common Stock, directly or indirectly, any consideration other than Western Common Stock and cash in lieu of a fractional share thereof.

     5. As of the Effective Time, neither Western nor any corporation related to Western will, in connection with the Merger, (i) be under any obligation, or will have entered into any agreement or understanding, directly or indirectly, to redeem or repurchase any of the Western Common Stock issued to stockholders of Adaptive in the Merger or to make any extraordinary distribution in respect of such Western Common Stock or (ii) have any plan or intention, directly or indirectly, to reacquire any of the Western Common Stock issued in the Merger; provided, however, that Western may adopt an open market stock repurchase program that satisfies the requirements of Revenue Ruling 99-58. After the Merger, no dividends or distributions will be made to the former Adaptive stockholders by Western other than regular, normal dividends or distributions made to all holders of Western Common Stock. Additionally, prior to and in connection with the Merger, neither Western nor any corporation related to Western will have acquired Adaptive stock, directly or indirectly, with consideration other than stock of Western. For purposes of this representation letter, two corporations shall be treated as related to one another if immediately prior to or immediately after the Merger,
(a) the corporations are members of the same affiliated group (within the meaning of section 1504 of the Code, but determined without regard to section 1504(b) of the Code) or (b) one corporation owns 50% or more of the total combined voting power of all classes of stock of the other corporation that are entitled to vote or 50% or more of the total value of all classes of stock of the other corporation (applying the attribution rules of Section 318 of the Code as modified pursuant to section 304(c)(3)(B) of the Code). For purposes of this representation, a corporation that is a partner in a partnership will be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership and as having furnished its share of any consideration furnished by the partnership to acquire the stock, in each case, in accordance with its interest in the partnership.

     6. Neither Western nor any corporation related to Western has any plan or intention, following the Merger: (i) to liquidate Adaptive; (ii) to merge Adaptive with or into another corporation (except pursuant to the Merger); (iii) to sell or otherwise dispose of shares of the stock of Adaptive, except for transfers (including successive transfers) of such stock to corporations controlled by the transferor corporation at the time of such transfer, within the meaning of Treasury Regulation section 1.368-2(k) or (iv) to cause Adaptive to sell, distribute, transfer or otherwise dispose of any of its assets, or any of the assets it acquired from Merger Sub, except for dispositions made in the ordinary course of business or transfers (including successive transfers) of assets to one or more corporations controlled, in the case of each transfer, by the transferor corporation, within the meaning of Treasury Regulation section 1.368-2(k). Western has no plan or intention to (i) cause Adaptive, after the Effective Time, to issue additional shares of stock that would result in Western losing control of Adaptive or (ii) otherwise take any action that could result in Western losing control of Adaptive following the Merger. For purposes of this representation letter, "control" with respect to a corporation shall mean ownership of at least (i) 80% of the total combined voting power of all classes of stock entitled to vote and (ii) 80% of the total number of shares of each other class of stock of the corporation.

     7. To the best knowledge of the management of Western, there is no plan or intention on the part of stockholders of Adaptive to sell, exchange or otherwise transfer ownership of (including by derivative transactions such as an equity swap which would have the economic effect of a transfer of ownership) any share of Western Common Stock (other than fractional shares of Western Common Stock for which holders of Western Common Stock receive cash in the Merger) to Western, Adaptive or any person related to Western or Adaptive, directly or indirectly (including through partnerships or through third parties in connection with a plan to so transfer ownership).

     8. Following the Merger, Western will cause Adaptive or another member of Adaptive' "qualified group" to continue the "historic business" of Adaptive or use a "significant portion" of Adaptive's "historic business assets" in a business, as such terms are used in Treasury Regulation section 1.368-1(d). For purposes of this representation, Adaptive' "qualified group" means, pursuant to Treasury Regulation section 1.368-1(d)(4)(ii), one or more chains of corporations connected through stock ownership with Adaptive, but only if Adaptive owns directly stock representing control in at least one other corporation, and stock representing control in each of the corporations (except Adaptive) is owned directly by one of the other corporations. In addition, Adaptive will be treated as owning its proportionate share of Adaptive' business assets used in a business of any partnership in which members of Adaptive' qualified group either own a significant interest or have active and substantial management functions as a partner with respect to that partnership business.

     9. Each of Western and its stockholders has paid and will pay their respective expenses, if any, incurred in connection with the Merger, and Western has not agreed to assume, nor will it assume, directly or indirectly, any expense or other liability, whether fixed or contingent, of any holder of Adaptive Common Stock in connection with or as part of the Merger or any related transaction. Notwithstanding the foregoing, (i) any liability for transfer taxes incurred by a holder of Adaptive Common Stock will be paid by Adaptive, and in no event by Western, and (ii) expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement/Prospectus and Form S-4 will be borne equally by Adaptive and Western.

     10. There is, and at the Effective Time will be, no intercorporate indebtedness existing between Western and Adaptive or between Merger Sub and Adaptive that was issued, acquired or will be settled at a discount.

     11. Neither Western nor Merger Sub, as the case may be, will (i) elect, or have in effect an election, to be treated as a "regulated investment company" or as a "real estate investment trust" or file any tax return consistent with such treatment or (ii) be a corporation 50% or more of the fair market value of whose total assets are stock or securities and 80% or more of the fair market value of whose total assets are assets held for investment. In making the determinations described in (ii) above, (x) the stock and securities of any subsidiary of Western shall be disregarded and Western shall be deemed to own its ratable share of such subsidiary's assets and (y) a corporation shall be considered to be a subsidiary of Western if Western owns 50% or more of the combined voting power of all classes of the stock of such subsidiary that are entitled to vote, or 50% or more of the total value of all classes of the outstanding stock of such subsidiary. In addition, in determining the fair market value of Western's total assets for the purposes of making this representation, Western shall exclude any cash and cash items (such as receivables), government securities and, to the extent provided in the applicable Treasury regulations, any assets acquired (through incurring indebtedness or otherwise) for the purposes of causing Western to not be characterized as an entity described in (i) or (ii) of the first sentence of this paragraph or causing Western to meet the requirements of section 368(a)(2)(F)(ii) of the Code.

     12. None of the compensation to be received by any stockholder-employees of Adaptive for services rendered after the Effective Time, and none of the compensation to be received by any stockholder-employees or stockholder-independent contractors of Adaptive from Western for services rendered either before or after the Effective Time, will be separate consideration for, or allocable to, any of such stockholder-employee's or stockholder-independent contractor's shares of Adaptive stock; none of the shares of Western Common Stock to be received by any stockholder-employees or stockholder-independent contractors of Adaptive in connection with the Merger will be separate consideration for, or allocable to, any employment, consulting or similar agreement or arrangement or any covenant not to compete or release with respect to services rendered after the Effective Time; and the compensation paid to any stockholder-employees or stockholder-independent contractors of Adaptive for services rendered will be for services actually rendered (or to be rendered) and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

     13. Merger Sub is being formed solely to effect the Merger and it will not conduct any business or other activities other than the issuance of its stock to Western prior to the Merger. Merger Sub will not have any liabilities that will be assumed by Adaptive, and will not transfer to Adaptive in the Merger any assets subject to liabilities.

     14. Pursuant to the Merger, all shares of Adaptive Common Stock will be exchanged solely for Western Common Stock or for cash in lieu of fractional shares of Western Common Stock that would otherwise be issued to stockholders of Adaptive. For purposes of this representation, shares of Adaptive Common Stock exchanged for cash or other property originating with Western or a party related to Western will be treated as outstanding Adaptive Common Stock at the Effective Time.

     15. Prior to the Merger and through the Effective Time, Western will be in control of Merger Sub.

     16. As of the Effective Time neither Western nor any corporation related to Western will own beneficially or of record, or will have owned beneficially or of record during the five years preceding the Effective Time, any shares of Adaptive Common Stock or other securities, options, warrants or instruments giving the holder thereof the right to acquire Adaptive Common Stock or other securities issued by Adaptive.

     17. The Western Common Stock into which Adaptive Common Stock will be converted in the Merger is stock entitled to vote for the directors of Western and on all other matters put forth to the shareholders of Western.

     18. The payment of cash in lieu of fractional shares of Western Common Stock that would otherwise be issued to stockholders of Adaptive in the Merger is solely for the purpose of avoiding the expense and inconvenience to Western of issuing and transferring fractional shares of Western Common Stock and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to stockholders of Adaptive instead of issuing fractional shares of Western Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to stockholders of Adaptive in exchange for their shares of Adaptive Common Stock.

     19. With respect to each instance, if any, in which shares of Adaptive stock have been purchased by a stockholder of Western (a "Stockholder") during the Pre-Merger Period (a "Stock Purchase"): (i) the Stock Purchase was not made by such Stockholder as a representative, or for the benefit, of Western; (ii) the purchase price paid by such Stockholder pursuant to the Stock Purchase was not and will not be advanced, and was not and will not be reimbursed, either directly or indirectly, by Western; (iii) at no time was such Stockholder or any other party required or obligated to surrender to Western Adaptive stock acquired in the Stock Purchase, and neither such Stockholder nor any other party will be required to surrender to Western the Western Common Stock for which such shares of Adaptive stock will be exchanged in the Merger; and (iv) the Stock Purchase was not a formal or informal condition to consummation of the Merger.

     20. Following the Merger, Western, Merger Sub and Adaptive will comply with the record-keeping and information filing requirements of Treasury Regulations
Section 1.368-3.

     21. The Merger will be reported by Western and Adaptive on their respective federal income tax returns as a reorganization within the meaning of Section 368(a) of the Code.

     22. The undersigned is authorized to make all of the statements and representations set forth herein on behalf of Western and Merger Sub.

                                      Very truly yours,

                                      Western Multiplex Corporation


                                      By:
                                         ---------------------------
                                      Name:
                                      Title:

                                                               EXHIBIT 6.2(c)(2)

                         Adaptive Broadband Corporation
                              1143 Borregas Avenue
                           Sunnyvale, California 94089

                                                                     _____, 2000

Simpson Thacher & Bartlett
425 Lexington Avenue
New York, New York  10017

Cooley Godward LLP
One Maritime Plaza, 20th Floor
San Francisco, California 94111-3580

Ladies and Gentlemen:

     We refer to the Agreement and Plan of Merger, dated as of November 12, 2000 (the "Agreement") among Western Multiplex Corporation, a Delaware corporation ("Western"), WA Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Western ("Merger Sub"), and Adaptive Broadband Corporation, a Delaware corporation ("Adaptive"), which provides for the merger (the "Merger") of Merger Sub with and into Adaptive on the terms and conditions set forth, the time at which the Merger becomes effective being hereafter referred to as the "Effective Time." It is a condition to the consummation of the Merger that Simpson Thacher & Bartlett, counsel to Western, and Cooley Godward LLP, counsel to Adaptive, render opinions regarding certain United States federal income tax consequences of the Merger. Capitalized terms not defined herein have the meanings specified in the Agreement.

     In connection with such opinions to be rendered by each of you, and acknowledging that each of you will rely, with Adaptive' consent, upon the statements and representations made in this letter in rendering such opinions, the undersigned hereby certifies and represents to each of you on behalf of Adaptive, after due investigation and inquiry that the statements and representations stated herein are true, correct and complete in all respects at the date hereof and except to the extent written notification to the contrary is received by you before the Effective Time will be true, correct and complete in all respects as of the Effective Time (as if made as of the Effective Time and thereafter, where relevant):

     1. The facts, representations and covenants relating to the Merger of Merger Sub with and into Adaptive, as reflected in the Merger Agreement and the ancillary agreement, thereto, and the Joint Proxy Prospectus prepared by Adaptive and Western are, insofar as such fact, pertain to Adaptive, true, accurate and complete in all material respects. The Merger will be carried out in accordance with the Merger Agreement, and none of the material term and conditions therein have been or will be materially or modified by Adaptive, or to the knowledge of the management of Adaptive, by Western.

     2. Pursuant to the Merger, Merger Sub will merger with and into Adaptive, and Adaptive will acquire all of the assets and liabilities of Merger Sub. At least ninety percent

(90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by Adaptive immediately prior to the Merger and at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by Merger Sub immediately prior to the Merger will be held by Adaptive after the Merger. For the purpose of determining the percentage of Adaptive's and Merger Sub's net and gross assets held by Adaptive immediately following the Merger, the following assets will be treated as property held by Adaptive or Merger Sub, as the case may be, immediately prior to the Merger but not by Adaptive subsequent to the Merger: (i) assets disposed of by Adaptive or Merger Sub (other than assets transferred by Merger Sub to Adaptive in the Merger) prior to or subsequent to the Merger and in contemplation thereof (including without limitation any asset disposed of by Adaptive or Merger Sub, other than in the ordinary course of business, pursuant to a plan or intent existing during the period ending at the Effective Time and beginning with the commencement of negotiations (whether formal or informal) with Adaptive regarding the Merger (the "Pre-Merger Period")), (ii) assets used by Adaptive or Merger Sub to pay expenses or liabilities incurred in connection with the Merger, (iii) assets used by Adaptive or Merger Sub to make payments to Adaptive stockholders in lieu of fractional shares of Western Common Stock and (iv) assets used by Adaptive or Merger Sub to make distribution, redemption or other payments in respect of Adaptive stock or rights to acquire such stock (including payments treated as such for tax purposes) that are made in contemplation of the Merger or related thereto.

     3. The Merger is being undertaken for business reasons and not for the purpose of tax avoidance.

     4. The Adaptive Common Stock will be surrendered pursuant to the Merger in an arm's-length exchange, and the fair market value of Western Common Stock and cash in lieu of a fractional share of Western Common Stock received by each Adaptive stockholder will be approximately equal to the fair market value of Adaptive Common Stock surrendered by such stockholder in the Merger. In connection with the Merger, no holder of Adaptive Common Stock will receive in exchange for their Adaptive Common Stock, directly or indirectly, any consideration other than Western Common Stock and cash in lieu of a fractional share thereof.

     5. Adaptive, prior to and in connection with the Merger, has neither (i) redeemed, directly or indirectly, any of its stock, nor (ii) made any distributions with respect to its stock, in either case, where the consideration received by a stockholder of Adaptive could be treated as received in the Merger, or for purposes of Section 356 of the Internal Revenue Code of 1986, as amended, (the "Code"), would be so treated if the stockholder of Adaptive had received stock of Western in the Merger.

     6. To the best knowledge of the management of Adaptive, there is no plan or intention on the part of stockholders of Adaptive to sell, exchange or otherwise transfer ownership of (including by derivative transactions such as an equity swap which would have the economic effect of a transfer of ownership) any share of Western Common Stock (other than fractional shares of Western Common Stock for which holders of Western Common Stock receive cash in the Merger) to Western, Adaptive or any corporation related to Western or Adaptive, directly or indirectly (including through partnerships or through third parties in connection with a plan to so transfer ownership). For purposes of this representation letter, two corporations shall be treated as related to one another if immediately prior to or immediately after the Merger, (a) the corporations are members of the same affiliated group (within the meaning of section 1504 of the Code, but determined without regard to section 1504(b) of the Code) or (b) one corporation owns 50% or more of the total combined voting power of all classes of stock of the other corporation that are entitled to vote or 50% or more of the total value of shares of all classes of stock of the other corporation (applying the attribution rules of section 318 of the Code as modified pursuant to section 304(c)(3)(B) of the Code). For purposes of this representation, a corporation that is a partner in a partnership will be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership and as having furnished its share of any consideration furnished by the partnership to acquire the stock, in each case, in accordance with its interest in the partnership.

     7. No assets of Adaptive have been sold, transferred or otherwise disposed of so as to prevent Adaptive from continuing the "historic business" of Adaptive or from using a "significant portion" of Adaptive' "historic business assets" in a business following the Merger, as such terms are used in Treasury Regulation section 1.368-1(d). For purposes of this representation, Adaptive' "qualified group" means, pursuant to Treasury Regulation section 1.368-1(d)(4)(ii), one or more chains of corporations connected through stock ownership with Adaptive, but only if Adaptive owns directly stock representing control in at least one other corporation, and stock representing control in each of the corporations (except Adaptive) is owned directly by one of the other corporations. In addition, Adaptive will be treated as owning its proportionate share of Adaptive' business assets used in a business of any partnership in which members of Adaptive' qualified group either own a significant interest or have active and substantial management functions as a partner with respect to that partnership business. For purposes of this representation letter, "control" with respect to a corporation shall mean ownership of at least (i) 80% of the total combined voting power of all classes of stock entitled to vote and (ii) 80% of the total number of shares of each other class of stock of the corporation

     8. Each of Adaptive and its stockholders has paid and will pay their respective expenses, if any, incurred in connection with the Merger, and Western has not agreed to assume, nor will it assume, directly or indirectly, any expense or other liability, whether fixed or contingent, of any holder of Adaptive Common Stock in connection with or as part of the Merger or any related transaction. Notwithstanding the foregoing, (i) any liability for transfer taxes incurred by a holder of Adaptive Common Stock will be paid by Adaptive, and in no event by Western, and (ii) Expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement/Prospectus and Form S-4 will be borne equally by Adaptive and Western.

     9. There is, and at the Effective Time will be, no intercorporate indebtedness existing between Western and Adaptive or between Merger Sub and Adaptive that was issued, acquired or will be settled at a discount.

     10. Adaptive will not (i) elect, or have in effect an election, to be treated as a "regulated investment company" or as a "real estate investment trust" or file any tax return consistent with such treatment or (ii) be a corporation 50% or more of the fair market value of whose total assets are stock or securities and 80% or more of the fair market value of whose total assets are assets held for investment. In making the determinations described in (ii) above, (x) the stock and securities of any subsidiary of Adaptive shall be disregarded and Adaptive shall be

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deemed to own its ratable share of such subsidiary's assets and (y) a corporation shall be considered to be a subsidiary of Adaptive if Adaptive owns 50% or more of the combined voting power of all classes of the stock of such subsidiary that are entitled to vote, or 50% or more of the total value of all classes of the outstanding stock of such subsidiary. In addition, in determining the fair market value of Adaptive' total assets for the purposes of making this representation, Adaptive shall exclude any cash and cash items (such as receivables), government securities and, to the extent provided in the applicable Treasury regulations, any assets acquired (through incurring indebtedness or otherwise) for the purposes of causing Adaptive to not be characterized as an entity described in (i) or (ii) of the first sentence of this paragraph or causing Adaptive to meet the requirements of section 368(a)(2)(F)(ii) of the Code.

     11. Adaptive is not, and at the Effective Time will not be, a debtor under the jurisdiction of a court in a Title 11 or similar case. For purposes of the foregoing, a "Title 11 or similar case" means a case under Title 11 of the United States Code or a receivership, foreclosure or similar proceeding in a federal or state court.

     12. At the Effective Time, the fair market value of the assets of Adaptive will equal or exceed the sum of the Adaptive' liabilities plus (without duplication) the amount of liabilities, if any, to which its assets are or will be subject.

     13. None of the compensation to be received by any stockholder-employees or stockholder-independent contractors of Adaptive for services rendered prior to the Effective Time was, or will be, separate consideration for, or allocable to, any of such stockholder-employee's or stockholder-independent contractor's shares of Adaptive Common Stock; none of the shares of Western Common Stock to be received by any stockholder-employees or stockholder-independent contractors of Adaptive in connection with the Merger will be separate consideration for, or allocable to, any employment, consulting or similar agreement or arrangement or any covenant not to compete or release with respect to services rendered prior to the Effective Time; and the compensation paid to any stockholder-employees or stockholder-independent contractors of Adaptive for services rendered prior to the Effective Time will be for services actually rendered (or to be rendered) and was, or will be, commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

     14. Adaptive is not currently, and during the five years preceding the Effective Time will not have been, a "United States real property holding corporation." For purposes of the foregoing, a United States real property holding corporation means a corporation in which the fair market value of its United States real property interests equals or exceeds fifty percent of the fair market value of (i) its United States real property interests, (ii) its interests in real property located outside the United States and (iii) any other of its assets which are used or held for use in a trade or business.

     15. Pursuant to the Merger, all shares of Adaptive Common Stock will be exchanged solely for Western Common Stock or for cash in lieu of fractional shares of Western Common Stock that would otherwise be issued to stockholders of Adaptive. For purposes of this representation, shares of Adaptive Common Stock exchanged for cash or other property originating with Western or a party related to Western will be treated as outstanding Adaptive Common Stock at the Effective Time.

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     16. Adaptive has no plan or intention to issue any additional shares of its stock that would cause Western to own less than (i) 80% of the total combined voting power of all classes of Adaptive stock entitled to vote and (ii) 80% of the total number of shares of each other class of stock of Adaptive.

     17. At the Effective Time, Adaptive will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Adaptive that, if exercised or converted, would affect Western's acquisition or retention of control of Adaptive.

     18. To the knowledge of Adaptive, as of the Effective Time neither Western nor any corporation related to Western will own beneficially or of record, or will have owned beneficially or of record during the five years preceding the Effective Time, any shares of Adaptive Common Stock, or other securities, options, warrants or instruments giving the holder thereof the right to acquire Adaptive Common Stock or other securities issued by Adaptive.

     19. There will be no dissenters to the Merger.

     20. The payment of cash in lieu of fractional shares of Western Common Stock that would otherwise be issued to stockholders of Adaptive in the Merger is solely for the purpose of avoiding the expense and inconvenience to Western of issuing and transferring fractional shares of Western Common Stock and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to stockholders of Adaptive instead of issuing fractional shares of Western Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to stockholders of Adaptive in exchange for their shares of Adaptive Common Stock.

     21. With respect to each instance, if any, in which shares of Adaptive stock have been purchased by a stockholder of Western (a "Stockholder") during the Pre-Merger Period (a "Stock Purchase"): (i) the Stock Purchase was not made by such Stockholder as a representative, or for the benefit, of Western; (ii) the purchase price paid by such Stockholder pursuant to the Stock Purchase was not and will not be advanced, and was not and will not be reimbursed, either directly or indirectly, by Western; (iii) at no time was such Stockholder or any other party required or obligated to surrender to Western Adaptive stock acquired in the Stock Purchase, and neither such Stockholder nor any other party will be required to surrender to Western the Western Common Stock for which such shares of Adaptive stock will be exchanged in the Merger; and (iv) the Stock Purchase was not a formal or informal condition to consummation of the Merger.

     22. Following the Merger, Western, Merger Sub and Adaptive will comply with the record-keeping and information filing requirements of Treasury Regulations
Section 1.368-3.

     23. The Merger will be reported by Western and Adaptive on their respective federal income tax returns as a reorganization within the meaning of Section 368(a) of the Code.

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     24. The undersigned is authorized to make all of the statements and representations set forth herein on behalf of Adaptive.

     25. No adaptive stockholder has guaranteed any Adaptive indebtedness that is currently outstanding or will be outstanding at the Effective Time.

     Notwithstanding anything herein to the contrary, the undersigned makes no representations regarding any actions or conduct of Adaptive pursuant to Western's exercise of control over Adaptive after the Merger.

                                            Very truly yours,

                                            Adaptive Broadband Corporation


                                            By:
                                               ---------------------------
                                            Name:
                                            Title:

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Western Multiplex and Adaptive Broadband at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

In addition to the joint proxy statement/prospectus, Western Multiplex and Adaptive Broadband file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Adaptive Broadband at the Securities and Exchange public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Western Multiplex's and Adaptive Broadband's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.
                                            ------------------

Western Multiplex, Adaptive Broadband and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Adaptive Broadband in favor of the merger. The directors and executive officers of Western Multiplex and their beneficial ownership of Western Multiplex common stock are set forth in the registration statement filed by Western Multiplex on Form S-1 on July 20, 2000. The directors and executive officers of Adaptive Broadband and their beneficial ownership of Adaptive Broadband stock are set forth in the proxy statement for the 2000 annual meeting of Adaptive Broadband. In addition, in connection with signing the merger agreement, certain executive officers of Adaptive Broadband have entered into employment agreements with Western Multiplex, upon completion of the merger, certain directors of Adaptive Broadband will become directors of Western Multiplex, the executive officers of Adaptive Broadband own options to purchase shares of Adaptive Broadband common stock which will become vested and exercisable in connection with the merger and Western Multiplex has agreed to provide indemnification and director to officer liability insurance coverage to the directors and executive officers of Adaptive Broadband following the merger. Security holders of Western Multiplex and Adaptive Broadband may obtain additional information regarding the interests of the foregoing people by reading the joint proxy statement/prospectus when it becomes available.


CONTACT:

     Nancy Huber
     Western Multiplex Corporation
     (408) 542-5225
     nhuber@wmux.com

     Stephanie Day
     Adaptive Broadband Corporation
     Investor Information Line
     (Toll-free 1-888-225-6789)
     www.adaptivebroadband.com